                       SECURITIES AND EXCHANGE COMMISSION

                       AMENDMENT NO. 3 to the FORM 10-SB


                             WASHINGTON, D.C. 20549

GENERAL FORM FOR THE REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS UNDER
              SECTION 12(b) OR 12(g) OF THE SECURITIES ACT OF 1934


                        HOMES FOR AMERICA HOLDINGS, INC.
                     ---------------------------------------
                 (Name of Small Business Issuer in Its Charter)

                                     Nevada
                     ---------------------------------------
         (State or other jurisdiction of incorporation or organization)

                                   88-0355448
                     ---------------------------------------
                     (I.R.S. Employer Identification Number)


                    One Odell Plaza, Yonkers, New York 10701
                --------------------------------------- --------
                (Address of principal executive offices) Zip Code

                                  914-964-3000
                     ---------------------------------------
                           (Issuer's Telephone Number)

           Securities to be registered under Section 12(b) of the Act:

                                      None
                        --------------------------------
                              (Title of each class)

                                      None
                        --------------------------------
                   (Name of each exchange on which registered)

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock, .001 par value per share
                     ---------------------------------------
                                (Title of class)

                               TABLE OF CONTENTS
================================================================================

GLOSSARY OF TERMS.......................................................  v


PART ONE
--------

1.   BUSINESS ..........................................................  1

     a.   Introduction .................................................  1
     b.   Financing ....................................................  2
          i.   Tax Exempt Bonds ........................................  2
          ii.  Low Income Housing Tax Credits ..........................  3
          iii. Tax Credit Partnerships .................................  5
     c.   Revenue and Profit Generation ................................  6
     d.   Government Regulations .......................................  7
     e.   Competition ..................................................  8
     f.   Employees ....................................................  8
     g.   Current Operations ...........................................  8
          i.   Willow Pond .............................................  9
          ii.  Putnam Square ........................................... 11
          iii. Prairie Village ......................................... 12
          iv.  Lake's Edge ............................................. 13
          v.   Country Lake ............................................ 14
     h.   Proposed Acquisitions Under Contract ......................... 16
          i.   Amherst Gardens ......................................... 16
          ii.  Lake Crystal ............................................ 17
          iii. Seven Oaks .............................................. 19
          iv.  Billy's Creek ........................................... 20
     i.   Recent Sales of Properties ................................... 20
     j.   New Business Ventures ........................................ 21

2.   MANAGEMENT'S DISCUSSION OF FINANCIAL CONDITION
     AND RESULTS OF OPERATIONS ......................................... 22

     a.   Overview ..................................................... 22
     b.   Results of Operations  for the Twelve  Months Ended
          December 31, 1999 Compared to December 31, 1998 .............. 23
          i.   Revenues ................................................ 23
          ii.  Expenses ................................................ 23
          iii. Liquidity and Capital Resources ......................... 24
     c.   Results of Operations  for the Eleven  Months Ended
          November 30, 1999 Compared to November 30, 2000 .............. 24
          i.   Revenues ................................................ 24
          ii.  Expenses ................................................ 25
          iii. Liquidity and Capital Resources ......................... 25

3.   PROPERTIES, OFFICES AND FACILITIES ................................ 27

4.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ...... 28

     a.   Directors and Executive Officers ............................. 28
     b.   Committees of the Board of Directors ......................... 29
     c.   Meetings of the Board of Directors ........................... 29

5.   INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS ............... 30

6.   EXECUTIVE COMPENSATION ............................................ 31

     a.   Summary Compensation Table ................................... 31
     b.   Stock Option Grants .......................................... 31
     c.   Employment Agreements ........................................ 31
     d.   Consulting Agreements ........................................ 32
     e.   Compensation of Directors .................................... 32
     f.   Stock Option Plans ........................................... 32
          i.   1998 Employee Stock Option Plan ......................... 32
          ii.  Non-Executive Director Stock Plan ....................... 33
          iii. 1999 Employee Stock Option Plan ......................... 33
          iv.  Non-Employee Director Stock Option Plan ................. 34

7.   DESCRIPTION OF SECURITIES ......................................... 35

     a.   Common Stock ................................................. 35
     b.   Preferred Stock .............................................. 35

8.   MARKET PRICE OF, AND DIVIDENDS ON, THE REGISTRANT'S
     COMMON EQUITY AND OTHER SHAREHOLDER MATTERS ....................... 36

9.   RECENT SALES OF UNREGISTERED SECURITIES ........................... 37

10.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
     AND MANAGEMENT .................................................... 38

11.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS .................... 39

12.  LEGAL PROCEEDINGS ................................................. 40

13.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNANTS ...................... 41


PART F/S
--------

1.   CONSOLIDATED FINANCIAL  STATEMENTS FOR THE COMPANY
     FOR THE YEARS  ENDED DECEMBER 31, 1999 AND 1998
     (AUDITED) AND FOR THE ELEVEN MONTH PERIODS ENDED
     NOVEMBER 30, 2000 AND 1999 (UNAUDITED) ............................ 42

          Independent Auditor's Report ................................. 42
          Consolidated Financial Statements ............................ 43
               Balance Sheets .......................................... 43
               Statements of Operations ................................ 45
               Statement of Changes in Shareholders' Equity ............ 46
               Statements of Cash Flows ................................ 47
          Notes to Financial Statements ................................ 48

2.   STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR
     LAKE'S EDGE  APARTMENTS FOR THE YEAR ENDED  DECEMBER
     31, 1998  (AUDITED)  AND FOR THE SIX MONTHS ENDED
     JUNE 30, 1999 (UNAUDITED) ......................................... 62

          Independent Auditor's Report ................................. 62
          Statements of Revenue and Certain Expenses ................... 63
          Notes to Financial Statements ................................ 64

3.   STATEMENTS OF REVENUE AND CERTAIN  EXPENSES FOR
     COUNTRY LAKE APARTMENTS FOR THE YEAR ENDED DECEMBER
     31, 1998  (AUDITED)  AND FOR THE TEN MONTHS ENDED
     OCTOBER 31, 1999 (UNAUDITED) ...................................... 65

          Independent Auditor's Report ................................. 65
          Statements of Revenue and Certain Expenses ................... 66
          Notes to Financial Statements ................................ 67

4.   UNAUDITED STATEMENTS OF REVENUE AND CERTAIN EXPENSES
     FOR LAKE  CRYSTAL APARTMENTS FOR THE YEAR ENDED
     DECEMBER 31, 1999 AND THE ELEVEN MONTHS ENDED NOVEMBER
     30, 2000. ......................................................... 68

          Introduction to Statements of Revenue and Certain Expenses ... 68
          Statements of Revenue and Certain Expenses ................... 69
          Notes to Financial Statements ................................ 70

5.   PRO FORMA  STATEMENT  OF  OPERATIONS  FOR THE
     COMPANY  FOR THE YEAR  ENDED DECEMBER 31, 1998 .................... 71

          Introduction to Pro Forma Statements of Operations ........... 71
          Pro Forma Statements of Operations ........................... 72
          Notes to Financial Statements ................................ 73

6.   PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY
     FOR THE SIX MONTHS ENDED JUNE 30, 1999 OR NOVEMBER
     30, 1999 .......................................................... 74

          Introduction to Pro Forma Statements of Operations ........... 74
          Pro Forma Statements of Operations ........................... 75
          Notes to Financial Statements ................................ 76


PART III
--------

1.   INDEX TO EXHIBITS ................................................. 77


PART IV
-------

1.   SIGNATURE PAGE .................................................... 80

                                GLOSSARY OF TERMS
                                -----------------

AFFORDABLE HOUSING: any multi-family residential property in compliance with the Restrictions of local, state or federal governmental agencies which are designed to make the rental and occupancy affordable to Low Income Persons and, in some cases, Moderate Income Persons. Affordable Housing, in accordance with the Affordable Housing Act, must provide at least 20% of the apartments to individuals or families whose incomes do not exceed 60% of the median income in that particular census track.

APPLICABLE FEDERAL RATE OR AFR: either the short term, medium term, or long term interest rate for use in certain transactions as published monthly by the Internal Revenue Service.

BONDS OR MUNICIPAL BONDS: obligations issued by state or local governmental agencies which are generally sold to the public to raise capital for governmental activities or governmentally approved projects. The income earned on such Bonds may either be exempt from federal income taxation or be includable in income for federal income tax purposes.

BUILDERS AND SPONSORS PROFIT AND RISK ALLOWANCE: a payment above the cost of rehabilitating apartments. The payment is a specific allowed amount paid by HUD (up to 15% of acquisition and construction costs, not including land) to the Builder Sponsor at the closing. Since its inception, the Company has earned a single BSPRA fee, upon the acquisition fee of Prairie Village in 1998.

COMPLIANCE PERIOD: the fifteen (15) year period commencing with the first year in which a project actually uses Tax Credits.

ELIGIBLE BASIS: the total amount of development, rehabilitation, and construction costs which are allowed under the Internal Revenue Code in determining the total amount of Low Income Housing Tax Credits to which an Affordable Housing project will be entitled.

EXTENDED USE PERIOD: the fifteen (15) year period commencing in the first year after the end of the Compliance Period.

LOW INCOME HOUSING TAX CREDIT OR TAX CREDIT: a credit against federal income tax provided by Section 42 of the Internal Revenue Code to qualified Affordable Housing.

LOW INCOME HOUSING TAX CREDIT RESTRICTIONS: Restrictions imposed in connection with the allocation of Low Income Housing Tax Credits and contained in the agreement between the owner of an Affordable Housing project and the state agency which allocates the Tax Credits.

LOW INCOME PERSON: an individual whose annual income does not exceed 80% of the Area Median Income.

MODERATE INCOME PERSON: an individual whose annual income does not exceed 120% of the Area Median Income.

PLACED IN SERVICE: the date on which a multi-family residential property can be lawfully occupied by tenants, which is contemporaneous with the issuance of a certificate of occupancy by the building department of the local jurisdiction in which the project is located.

PRIVATE ACTIVITY BOND: a Bond, the income from which is exempt from federal income taxation because it meets the definitions set forth in Section 142(d) of the Internal Revenue Code.

QUALIFIED ALLOCATION PLAN OR QAP: the annual housing plan adopted by each state pursuant to Section 42 of the Internal Revenue Code, which details the housing needs of the state and the manner in which the state will utilize its portion of Low Income Housing Tax Credits.


                                  -- Page v --

RESTRICTIONS: the laws, ordinances, or regulations adopted, enacted, or imposed by local, state or federal government agencies on, or restrictive covenants and agreements entered into between such agencies and the owners of, residential properties, which: (i) limits the amount of rent that may be charged for a particular dwelling unit in a multi-family residential property; (ii) restricts tenants to those whose annual income is less than a specified maximum, or (iii) otherwise limits the use and/or availability of the dwelling units in a residential project.

SET ASIDE: in a Low Income Housing Tax Credit Affordable Housing project, the minimum number of units to be rented to tenants at the maximum allowable rent which, at the owner's election, will be either: (i) 20% of the units rented at a maximum rent of 50% of the Area Median Income; or (ii) 40% of the units rented at a maximum of 60% of the Area Median Income.

TAX EXEMPT BOND: a Bond, including a Private Activity Bond, the income from which is exempt from federal income taxation because the requirements of the Internal Revenue Code are met.

TAX CREDIT PERIOD: the ten (10) year period commencing in the first year in which a project actually uses Tax Credits.

VOLUME CAP: as it relates to Low Income Housing Tax Credits under Internal Revenue Code Section 42(h)(3)(C), $1.25 per person resident in the state in which the Low Income Housing Tax Credits are sought. As it relates to Private Activity Bonds under Internal Revenue Code Section 142, for each state, the greater of $150 million or $50 per person in such state.


                                  -- Page vi --

                                     PART I
================================================================================

1.   BUSINESS
--------------------------------------------------------------------------------

1(a) Introduction
-----------------

Homes for America Holdings, Inc. was organized on January 9, 1996 as a real estate operating company to acquire, develop, rehabilitate and manage residential properties throughout the United States. The Company's primary objective is to identify and purchase undervalued residential properties, which it renovates, operates and manages as Affordable Housing and Market Rate Communities. These properties are purchased with traditional financing arrangements as well as through a variety of government-sponsored financing arrangements exclusively available for properties qualifying as Affordable Housing. In addition to the net rental income derived from its portfolio of multi-family residential properties, the Company earns a portion of revenues and profits from transactional fees associated with the acquisition, financing, rehabilitation, operation and possible sale of its acquisitions.

The Company's operations commenced in April 1996. As of February 2001, the Company's portfolio consists of five affordable housing properties and no market rate housing properties. The five affordable housing properties are Willow Pond (Dallas, Texas), Putnam Square (Bridgeport, Connecticut), Prairie Village (Elkhart, Indiana), Lake's Edge (Miami, Florida) and Country Lake (West Palm Beach, Florida). Two additional properties, Royal Crest, a Market Rate parcel of undeveloped land in Arlington, Texas and Briar Meadows, a Market Rate housing property in Dallas, Texas were sold in June of 2000. The Company anticipates that eventually seventy-percent of its portfolio will be Affordable Housing properties and the remainder will be Market Rate.

Affordable Housing and Market Rate properties for potential acquisition are identified by maintaining regular contact with an established network of acquisition sources, including real estate brokers, attorneys, outside consultants, bankers and property owners throughout the United States. Investment decisions are made by the Company's executive officers with the consent of the Board of Directors. The Company's strategy is to identify, utilizing these acquisition sources as well as the knowledge and expertise of its officers, Affordable Housing and Market Rate properties that can be purchased at a discount.

In particular, the Company seeks properties with an identified operational/physical deficiency or financing complexity that can be timely and efficiently corrected to bring the community to its stabilized market value. For example, the Company may target properties held by distressed sellers, reluctant or absentee owners, and owners with limited property management capabilities and/or limited capital. Because of these properties' deficiencies, they tend to draw less competition from traditional buyers and can often be purchased significantly below replacement cost. Ideally, these properties are also located in markets that can support higher rental rates after repositioning. By using its expertise in identifying and correcting the properties' deficiencies, the Company believes it is able to acquire these properties at attractive prices relative to potential performance.

Upon acquisition, the Company seeks to enhance each property's value through rehabilitation and repositioning. Rehabilitation is the mechanism through which repositioning is achieved. By rehabilitating the properties the Company acquires, i.e., by improving the properties structurally, the Company is able to reposition the rehabilitated property from a lower to higher quality class of property and to improve the living conditions of the tenants with the anticipation that these properties will subsequently be capable of sustaining higher rents and/or reduced turnover.


                                  -- Page 1 --

The Company also provides services to the properties to help enhance the property's value. These services, which are included in the management fees earned by the Company, often include marketing, ownership property reviews, social service programs for parents, and outreach programs for children. The social service and outreach programs may include computer learning workshops, tutoring, and organized sports activities. The Company believes that the quality of tenancy increases with the amount of services offered, and that providing these services reduces apartment turnover, helps maintain quality of life, and thereby controls costs.


1(b) Financing
--------------

Market Rate properties are generally acquired with a capital investment of between 5% and 20% of the project's costs, with the balance furnished by traditional methods of real estate financing, including conventional debt provided by banks and insurance companies. The amount of conventional debt available as financing to a property depends upon the net operating income of the property available to make payments of principal and interest. Conventional lenders typically require a ratio of net operating income to principal and interest payments from as low as 1.10:1 to as high as 1.35:1.

In addition to the use of conventional debt and corporate equity, Affordable Housing properties are often financed with a variety of government-sponsored financing arrangements exclusively available for properties qualifying as Affordable Housing. Such financing arrangements, including Tax-Exempt Private Activity Bonds ("Tax Exempt Bonds") and Low Income Housing Tax Credits ("Tax Credits") are advantageous to the Company because they may provide low interest rate debt and/or provide a source of equity, allowing the Company to acquire properties with relatively small amounts of its own capital. In return for these financing arrangements, the Company must comply with certain Restrictions which govern, among other things, the income of tenants and the rents charged to them.

In some cases, the Company may acquire a property with existing Tax Exempt Bonds or Tax Credits. Country Lake and Lake's Edge (representing 40% of the portfolio) were acquired with Bonds in place. The Company may also acquire properties with existing Tax Credits in place. Willow Pond and Putnam Square (representing 40% of the portfolio) were acquired with existing Tax Credits. Where neither Tax Exempt Bonds nor Tax Credits already exist, the Company may apply for them. Prairie Village (representing 20% of the portfolio) was the only property for which Company applied for Tax Exempt Bonds and Tax Credits. In return for such financing arrangements, the Company must comply with certain Restrictions which govern, among other things, the income of tenants and the rents charged to them.


1(b)(i) Tax Exempt Bonds
------------------------

Tax Exempt Private Activity Bonds ("Tax Exempt Bonds") are issued under Section 142(d) of the Internal Revenue Code to provide a low-interest source of debt financing for the acquisition of Affordable Housing properties.

The Company may acquire properties that have existing Tax Exempt Bonds already in place. For example, Country Lake and Lake's Edge (representing 40% of the portfolio) were acquired with existing Tax Exempt Bonds. These transactions are relatively straightforward. The Company purchases the properties with existing bonds in place and resells the bonds to an independent bond house (at profit, if possible), using the debt generated from the sale to finance the acquisition.

Where Tax Exempt Bonds do not already exist, the Company may apply for a Tax Exempt Bond allocation. As of February 2001, the Company has applied for a Tax Exempt Bond allocation once, which application was approved, to finance the acquisition and rehabilitation of Prairie Village (representing 20% of the portfolio).

Applications for Tax Exempt Bonds are made to the state or local governmental entity controlling the issuance of bonds in the geographical region where the property is located. Bond allocations are controlled by individual states, each of which has the ability to empower various agencies to issue Affordable Housing bonds under state regulated guidelines. (For example, the State of Florida has created the Florida Housing Authority, empowered to issue Affordable Housing bonds.)

                                  -- Page 2 --

The issuance of Tax Exempt Bonds in each state is subject to a Volume Cap, and as such, they are awarded on a competitive basis. The level of competition depends primarily on the volume of Tax Exempt Bonds and the overall demand for those Bonds in the state where the subject property is located. The Company has never been denied a Tax Exempt Bond Allocation, although it is possible that the Company would be denied an allocation in the future. Despite the fact that the Company would not submit an application if it determined in advance that the likelihood of approval was low, there is intense competition for both Tax Credit and Tax Exempt Bond allocations, and many of our competitors have greater financial resources and longer operating histories than do we. Accordingly, there can be no assurance that the Company will not be denied an allocation in the future.

Where the Company determines that an allocation of Tax Exempt Bonds is likely, the Company engages outside consultants and professionals operating near the location of the subject property to assist in obtaining the required information and in preparing the Tax Exempt Bond applications. In connection with these applications, the Company conducts a market study of the property, provides an architectural analysis, obtains a property appraisal and prepares an environmental study/analysis of the property. The Company also provides a proposed cost of the entire project, which includes any HUD-approved transactional fees. HUD- approved transactional fees may include: (a) a Builders and Sponsors Profit and Risk Allowance (BSPRA) (up to 15% of acquisition and construction costs, not including land); (b) a Contractor's Fee, paid under the HUD 221 D program, of up to 7% of construction, and c) an Acquisition Fee of up to 5% of the acquisition cost. The Company may also apply for a credit enhancement from HUD, which guarantees repayment of the bonds, thereby enabling the issuer of the Bonds to charge a lower rate of interest on the loan.

Once the credit enhancement is obtained and the application is approved, the issuer of the Tax Exempt Bonds issues and sells the Bonds for the Company. Upon the sale of the Bonds to an independent bond house (at profit, if possible), the Company uses the debt generated from the sale to finance the acquisition. Payments of principal and interest on the bonds are made from the operating income of the subject property.


1(b)(ii) Low Income Housing Tax Credits
---------------------------------------

Low Income Housing Tax Credits ("Tax Credits") were established by the Tax Reform Act of 1986 to benefit owners of Affordable Housing properties. Since the Tax Credits may be used to achieve a dollar-for-dollar reduction in federal tax liabilities, they have a cash value (typically $0.50-$0.80 per dollar of Tax Credits). As such, they are salable as interests in limited partnerships. The sale of partnership interests (including the Tax Credits) in a limited partnership generates equity to finance the acquisition and development of the Affordable Housing properties.

In some cases, the Company may acquire properties that have existing Tax Credits already in place. For example, Willow Pond and Putnam Square (representing 40% of the portfolio) were acquired with existing Tax Credits. Where Tax Credits do not already exist, the Company may apply for them. The Company has applied for a Tax Credit allocation once to finance the acquisition and rehabilitation of Prairie Village (representing 20% of the portfolio). While Tax Credit allocations are generally awarded on a competitive basis, if, as in the case of Prairie Village, the Company first applies for and is awarded a Tax Exempt Bond allocation, the Tax Credit application process is non-competitive.

The allocation of Tax Credits is subject to a Tax Credit Volume Cap. Each state may annually allocate Tax Credits up to an amount equal to $1.25 per state resident. However, without reducing the amount of Low Income Housing Tax Credits that a state may annually allocate under the Tax Credit Volume Cap, the state may also allocate Tax Credits for an Affordable Housing project for which a Tax Exempt Bond allocation has been approved. Because Bond allocations recipients are not part of the Tax Credit Volume Cap, they do not compete for the Tax Credits. As a result, once the application for Tax Exempt Bonds has been approved and the Tax Credit application is submitted, an allocation of Tax Credits is consistently awarded provided the minimum requirements - change county by county - serve greater need of community.


                                  -- Page 3 --

Where a Tax Exempt Bond allocation has not already been awarded, however, Tax credit allocations are awarded on a competitive basis under guidelines and procedures enacted by each individual state agency empowered to administer the program. In some cases, there is a definitive time limit established by state agencies for individuals and developers to complete comprehensive application forms and provide extensive details about the proposed tax credit project. In other cases, applications are accepted on a rolling basis. Each agency reviews the applications to determine if they meet the requirements and goals of the agency. The goals and needs of each particular state may change over time, thus the criteria of selecting a project for tax credit allocation can and do change at the agency's discretion.

For example, the Texas Department of Housing and Community Affairs (TDHCA) uses a number of criteria, including the development's cost and financial feasibility, site conditions, and development team experience. Additionally, the agency considers whether: 1) the site is located in an area where the federal, state, or local government is trying to encourage development; 2) the site is consistent with the local jurisdiction's affordable housing development plans;
3) the site is able to serve tenants at lower income levels, while at the same time providing a unit mix of tax credit and market rate units; and 4) the site offers supportive services for residents. While none of the above criteria is required, those projects that meet all or most of them are given the highest priority.

Applications that pass the underwriting process and are deemed to have adequately met the evaluation criteria is presented to the TDHCA's Board of Directors for consideration. The Board of Directors awards tax credits at its discretion, but generally follows the recommendations of its staff. Although each state and state agency's criteria and procedures may vary, each generally follows criteria and procedures similar to those established by TDHCA.

If the Company's application for a Tax Credit allocation has been approved, the Tax Credits are paid ratably over a ten year period beginning in the year in which the development is first occupied by tenants ("Placed in Service") and ending at the conclusion of the ("Tax Credit Period"). Developments remain subject to the Tax Credit Restrictions for a total of 30 years after the Placed in Service Date: the initial 15 year period is referred to as the Compliance Period, and the second 15 year period is referred to as the Extended Use Period.

The Extended Use Period does not alter the owner's ability to operate the property, since the owner must contemplate the 30 year period of Restrictions when the investment is initially acquired. Only if, as contemplated by Section 42(h)(6)(E) of the Internal Revenue Code, , the building were acquired by foreclosure and the housing credit agency was unable to find a buyer that would continue to operate the building as a qualified low-income building, would the 30 year period be reduced to 15 years, in which case the operation of the property may be affected. (If the 30 year period were reduced so that Restrictions were no longer applicable to the project, and if no other
Restrictions existed which would limit the rents and the tenant's income, the project could then be operated as a Market Rate property.)

Unless the 30 year period of Restrictions is reduced as contemplated above, a development is considered to be out of compliance if, during the 30 year period,
(i) it falls below the required percentage of low income units; (ii) the rental amounts exceed the maximum rates; or (iii) units are rented to tenants whose incomes exceed the maximum allowed. The penalty for any building falling out of compliance during the 15 year Compliance Period (and failing to correct such non-compliance within a reasonable period of time) is recapture of the accelerated portion of the credit, with interest, for all prior years. The accelerated portion of the credit in any year is the amount of credits determined for the year, less the amount that would have been determined for the year if all credits had been allowed ratably over the 15 year Compliance Period. (Because credits are paid ratably over the 15-year Compliance Period, there is no accelerated portion of credits, and, therefore, no recapture of these amounts or any other consequence after the 15th year of Compliance.)


                                  -- Page 4 --

The  following chart summarizes the credit recapture:


Year of Recapture Event  Recapture Fraction
--------------------------------------------------------------------------------
Years 2 through 11       One-third of the previously claimed credits
Year 12                  Four-fifteenths of the previously claimed credits
Year 13                  Three-fifteenths of the previously claimed credits
Year 14                  Two-fifteenths of the previously claimed credits
Year 15                  One-fifteenth of the previously claimed credits


1(b)(iii) Tax Credit Partnerships
---------------------------------

Because Low Income Housing Tax Credits may be used to achieve a dollar-for-dollar reduction in federal tax liabilities, they have a cash value. As such, a market for Tax Credits exists, enabling owners of Affordable Housing projects with Tax Credits to sell the credits, as interests in limited partnerships, for cash. The sale of the partnership interests generates equity to finance the acquisition and development of the Affordable Housing properties.

Of the Company's acquisitions with Tax Credit financing (Willow Pond, Putnam Square and Prairie Village), all are owned by a limited partnership. (The remaining two properties in the Company's portfolio, Country Lake and Lake's Edge, are 100% directly owned by the Company.) In all the partnerships, the Company serves as General Partner (through a wholly owned subsidiary) and the Limited Partner, such as The Related Capital Company, has purchases limited partnership interests. Because the Tax Credits are issued ratably over a 10 year period (and are thus not as valuable as an immediate issuance), the Limited Partner invests less than a dollar for dollar amount of total Tax Credits. Typically, the Limited Partner pays between $.50 and $.80 per $1.00 of Low Income Housing Tax Credits for its partnership interests.

Because the limited partner's chief objective in investing in the limited partnership is the benefits derived from the Tax Credits, the limited partner retains a nearly 100% interest in the Low Income Housing Tax Credits and a nearly 100% interest in the profits and losses of the partnership. Depending on negotiations, the limited partner may also receive interests in the partnership's cash flow and residual value (after return of capital). However, since the limited partner considers these interests secondary to those of the Tax Credits and the losses, the limited partner is typically allocated only 10 to 30% of the operating cash flow and between 10% and 30% of the residual value of the real estate (after return of capital). Since the Company's chief objective in entering the partnership is the revenue and profit generated from the acquisition and operation of the property, the Company usually retains a 70-90% interest in the cash flow and a 75-90% interest in the residual value of the partnerships (after return of capital).

As the general partner in all its limited partnerships, the Company is vested with exclusive and complete charge of the overall management, assets and business of the partnership and is solely involved in and responsible for the financial policies and day-to-day operations of the property. While the limited partner is granted no such authority, the partnership is arranged to enforce certain basic business arrangements in order to guard the tax credits and to protect the limited partners in the case of certain untoward events. However, both legally and practically, operation of the partnerships remains in the control of the general partners. In consideration of this control and the Company's overwhelming financial interest in the partnerships, the Company treats its limited partnerships as wholly-owned subsidiaries.


1(c) Revenue and Profit Generation
----------------------------------

The Company generates revenue and profit from the net rental income derived from its properties as well as from the realization of transaction fees. The realization of transaction fees and the generation of revenue by the Company depends on a number of factors, including 1) whether the property is 100% directly owned by the Company or by a limited partnership; 2) the terms of the transaction fees; 3) the stage of property ownership; and 4) the number of transactions.

                                  -- Page 5 --

Where the Company owns 100% of the property, transactional fees and revenue may be earned in three stages of property ownership: construction/rehabilitation, operations/management, and possible sale. In the construction/rehabilitation stage, the Company may earn a Builders and Sponsors Profit and Risk Allowance, or BSPRA. This fee is a specific allowed amount paid under the HUD 221 D program of up to 15% of acquisition and construction costs, not including land, to the Builder Sponsor at the closing. (Since its inception, the Company has earned a single BSPRA fee, upon the acquisition of Prairie Village in 1998.) Also in the construction/rehabilitation stage, the Company may earn a Contractor's Fee, also paid under the HUD 221 D program, of up to 7% of construction. (Any affiliation between builder and sponsor must be disclosed to HUD). In the operations/management stage, the Company generates revenue through its ownership of 100% of the Company's cash flow. Finally, in the sale stage, the Company may generate revenue through its ownership of 100% of the property's residual value (after return of capital), if sold.

The following chart denotes the types of revenue and profit the Company may generate at the various stages of ownership from its directly owned acquisitions. Properties that the Company owns directly are owned 100% by the Company in fee simple.


                  COMPANY REVENUE/PROFIT FROM DIRECT OWNERSHIP
                  --------------------------------------------


Stage of Ownership   Revenue/Profit Type  Revenue/Profit Amount
--------------------------------------------------------------------------------
Construction/Rehab   BSPRA (HUD 221D)   Up to 15% of acquisition and
                                        construction costs, not including land


Construction/Rehab   Contractor's Fee   Up  to  7%   of   construction
                     (HUD 221D)         (Affiliation between builder and
                                        sponsor must be disclosed to HUD)


Operations/ Mgmt.    Cash Flow          100% of the property's cash flow


Sale                 Residual Value     100% of the property's  residual value


Where the property is not 100% owned by the Company, but rather by a limited partnership, transactional fees and revenue may be earned in four stages of ownership: acquisition, construction/rehabilitation, operations/management, and sale. In the acquisition stage, the Company may earn a HUD-approved acquisition fee, the amount of which depends on negotiations with investors in the limited partnership, but is typically 1-5% of acquisition costs. In the construction/rehabilitation stage, the Company may earn a HUD-approved Contractor's Fee (typically 5-7% of construction costs) and a Developer's Fee (typically 1-5% of total development costs), depending on limited partner negotiations. In the operations/management stage, the Company generates revenue through its right to receive between 75% and 90% of the property's cash flow, the exact percentage depending on the terms of the partnership agreement. The Company may also earn in this stage, depending on negotiations within the partnership, a Supervisor/Incentive Management Fee (typically 50-95% of net cash flow from operations), a Management Fee (typically 5% of gross income), and an Asset Management Fee (typically 1% of gross income). Finally, in the sale stage, the Company may generate revenue through its right to receive between 70% and 90% of the residual value of the property, if sold. Additionally in the sale stage, the Company may earn a Disposition/Sales Fee, dependant on negotiations with the limited partners, but typically up to 10% of the proceeds from the sale of the asset.


                                  -- Page 6 --

The following chart denotes the types of revenue and profit the Company may generate at the various stages of ownership from its limited partnership owned acquisitions. Properties that are owned by a partnership are owned 100% by the partnership in fee simple and the Company holds an interest in the partnership as described herein.


                COMPANY REVENUE/PROFIT FROM LIMITED PARTNERSHIPS
                ------------------------------------------------


Stage of Ownership      Revenue/Profit Type  Revenue/Profit Amount
--------------------------------------------------------------------------------
Acquisition         Acquisition Fee  Depends on negotiations  with investors in the limited partnership, typically 1-5% of acquisition costs


Construction/Rehab  Contractor's Fee Depends on negotiations  with investors in
                    (HUD 221D )      the limited  partnership,  typically  5-7%
                                     of construction costs


Construction/Rehab  Developer's Fee  Depends on negotiations  with investors in the limited partnership, typically 1-5% of total development costs


Operations/Mgmt.    Cash Flow        Depends on negotiations  with investors in
                                     the limited partnership, typically 75-90% of the property's cash flow


Operations/Mgmt.    Supervisor/Incen Depends on negotiations  with investors in
                    Management Fee   the limited partnership,  typically 50-95%
                                     of net cash flow from operations


Operations/Mgmt.    Management Fee   Depends on negotiations  with investors in
                                     the limited partnership, typically 5% of gross income

Operations/Mgmt.    Asset Mgmt. Fee  Depends on negotiations  with investors in the limited partnership, typically 1% of gross income


Sale                Residual Value   Depends on negotiations  with investors in
                                     the limited partnership, typically 70-90% of the property's residual value


Sale                Disposition Fee  Depends on negotiations  with investors in the limited partnership, typically up to 10% of proceeds from the sale of asset



1(d) Government Regulations
---------------------------

In addition to the previously described government financing requirements, the Company is subject to environmental and other governmental regulations. Compliance with laws and regulations governing our business can be complicated, expensive, and time-consuming and may require significant managerial and legal supervision. Failure to comply with such laws and regulations could have a materially adverse effect on our business. Further, any changes in any of these laws and regulations could materially and adversely affect our business. There is no assurance that we will be able to secure on a timely basis, or at all, necessary regulatory approvals in the future. These regulations and related considerations include, but are not limited to, federal government Tax Exempt Bond and Tax Credit laws and regulations, allocations of specific amounts of Bonds and Tax Credits to the various states, state regulations, and the continued availability of HUD insurance where necessary. In addition, we are often dependent on Bond ratings offered to finance real estate purchases.


                                  -- Page 7 --

Environmental compliance issues do not have a material effect on the management and earnings of our properties. However, we cannot obtain financing or close a transaction without certifying that there are no environmental hazards present on the property. The primary costs relating to the environmental compliance are pre-acquisition inspections. These costs typically range from $5,000 to $20,000 per project. In the event that there is an environmental problem, mortgage financing would be obstructed and we would be unable to acquire the property.

The compliance and costs associated with the Americans with Disability Act ("ADA") are always included in the cost of renovating a residential property. In many cases, if little or no renovation is required, the new owner is not required to meet current ADA requirements. This is referred to as being "grandfathered" under a previous set of rules or housing codes.

As a general rule, Homes for America will not consider a property for purchase if local zoning regulations do not conform with the Company's intended use of the property. Inasmuch as the majority of transactions involve pre-existing multi-family structures in appropriately zoned areas, such regulations and the potential for neighborhood opposition are virtually nonexistent. In the rare circumstance where this is not the case, the Company would stipulate at contract that closing be contingent upon obtaining necessary variances, easements or changes in regulations. Feasibility of compliance would be determined in the due diligence phase of the transaction, as would the potential for and severity of neighborhood opposition. If either issue were determined to have an ultimately adverse effect upon performance of the property, the pending transaction would be terminated.


1(e) Competition
----------------

All of our currently owned properties, or properties under agreement to be purchased, are located in developed areas. There are numerous other multifamily properties and real estate companies, many of which have greater financial and other resources than us within the market area of each of these properties, and which will compete with us for tenants and development and acquisition opportunities. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on: (i) our ability to rent the apartments; (ii) the rents charged; and (iii) development and acquisition opportunities. The activities of these competitors could cause us to pay a higher price for a new property than we otherwise would have paid, or may prevent us from purchasing a desired property at all, which could have a material adverse effect on our business. In addition, there is intense competition for Tax Credit and Tax Exempt Bond allocations, and many of these competitors have greater financial resources and longer operating histories than do we. Accordingly, there can be no assurance that we will be able to successfully compete in the future.

While the Company believes that there are many small, local competitors in the locations where it owns properties, the Company has not specifically identified them. However, the Company has specifically identified two competitors working on a national basis. They include Home Properties, a real estate investment trust (REIT) owning or partially owning approximately 250 communities, typically acquired as under-managed properties to which amenities were added to attract middle income residents. The second known competitor is AIMCO, a REIT with interests in approximately 2,000 properties nationwide.


1(f) Employees
--------------

We employ approximately 51 full-time employees, including executive officers. No employees are covered by a collective bargaining agreement. We believe that our relations with our employees are satisfactory.


1(g) Current Operations
-----------------------

The Company (through its wholly owned subsidiaries) currently owns and directly manages all five of its properties, each of which has a senior manager responsible for the property's day to day operations. In addition to a senior manager, the Company periodically engages outside auditors to provide compliance and audit services.


                                  -- Page 8 --

1(g)(i) Willow Pond Apartments
------------------------------

Glen Hills Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on February 26, 1997 in the state of Texas to serve as the general partner of Dallas/Glen Hills, LP. Dallas/Glen Hills, LP was organized on March 27, 1997 in the state of Texas for the purpose of owning Willow Pond Apartments, a 386-unit Affordable Housing complex with existing Tax Credits in Dallas, Texas. The property was purchased on March 27, 1997 for approximately $8,400,000.

On March 27, 1997, Glen Hills Homes For America, Inc. acquired the general partnership interest of Dallas/Glen Hills, LP for a capital contribution of $1.00. Through the limited partnership, the Company sold a limited partnership interest to a limited partner in exchange for an investment of $2,500,000. (The balance of the funding was obtained through a standard market rate mortgage on the property.) Since the limited partner's primary financial motivation for purchasing an interest in the limited partnership was the benefits it would derive from the Low Income Housing Tax Credits, the limited partner has retained 99.99% of the tax credits, profits and losses and 99.99% of the profits and losses of the partnership. The limited partner also retains 10% of the cash flow and 20% of the residual value (after return of capital).

Glen Hills Homes for America, a wholly owned subsidiary of the Company and the general partner of the partnership, owns .01% of the tax credits, profits and losses and .01% of the profits and losses of Dallas/Glen Hills LP. The Company owns an aggregate interest of approximately 90% of the cash available from operations, and an aggregate interest of approximately 80% in the cash available from the sale of the partnership's asset or refinancing of its debt (after return of capital). In consideration of the Company's overwhelming financial interest, as well as the rights and responsibilities conferred on the Company to exclusively manage the affairs of the partnership and the property, the Company treats Dallas/Glen Hills, LP as a wholly-owned subsidiary.

The following table sets forth the interests of the Company, as General Partner, and the Limited Partner in the Dallas/Glen Hills limited partnership:


WILLOW POND                         General Partner         Limited Partner
--------------------------------------------------------------------------------
Profits and Losses                   0.01%                   99.99%
Income/Loss Allocation               0.01%                   99.99%
Tax Credits, Profits & Losses        0.01%                   99.99%
Tax Credit Allocation                0.01%                   99.99%
Cash Flow                            90.0%                   10.0%
Residual Value                       80.0%                   20.0%



Willow Pond Tax Credit          GP          GP          LP       LP
Allocation                      %         Amount        %       Amount
--------------------------------------------------------------------------------
$  3,502,600                    0.01%     $ 350        99.99%   $3,502,250



After acquiring the property in March of 1997, the Company renovated it and established a computer learning facility which provides tenants and their children with professional instruction in, among other things, the use of the Internet. Adults are offered the opportunity to learn word processing and spreadsheet skills or to otherwise improve existing skills to aid them in the workplace. The property is now 93% occupied.

In September of 2000, the Willow Pond property was refinanced for $6,450,000 at an interest rate of 7.99% on a 12 year note with a 30 year amortization schedule. In November of 2000, an operating deficit guaranty of $150,000 was released back to the Company.


                                  -- Page 9 --

ADDITIONAL INFORMATION:

Location:                               6003 Abrams Road, Dallas Texas 75231
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage
Term:                                   12 years
Principal Amount:                       $6,450,000
Interest:                               7.99%
Amortization Provisions:                Yes
Prepayment Provisions:                  Yes
Maturity Date:                          2012
Balance due at Maturity                 $5,407,723

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                Property is stabilized.  No major
                                        renovation is planned.
Estimated Cost:                         N/A
Method of Financing:                    N/A

Competitive Conditions:                 Property is in a mature urban area that
                                        provides stable occupancy and is
                                        comparable to other properties in the
                                        vicinity.

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        96%     96%     95%     91%     87%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999     1998    1997     1996
                                        ----------------------------------------
     Efficiency                         $3,428  $3,426   $3,244  $3,049   $2,896
     1 Bedroom                           6,001   5,995    5,677   5,336    5,069
     2 Bedroom                           7,714   7,709    7,299   6,861    6,517
     3 Bedroom                           9,772   9,764    9,245   8,690    8,259

Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            288,020
Annual rental represented by such
leases:                                 $2,468,853
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges


Property Depreciation
Federal Tax Basis:                      In accordance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A



                                 -- Page 10 --

1(g)(ii) Putnam Square Apartments
---------------------------------

Putnam Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on October 14, 1997 in the state of Connecticut for the purpose of serving as the general partner of TVMJG 1996-Putnam Square, LP. TVMJG 1996-Putnam Square, LP was organized on April 26, 1997 in the state of Connecticut for the purpose of owning Putnam Square Apartments.

On September 29 of 1997, in return for an indemnification against operating losses and an agreement to operate and rehabilitate the property, the Company succeeded to the interests of the general partner of TVMJG 1996 - Putnam Square LP. The operating deficit guaranty was provided in an unlimited amount until break-even operations, defined in the partnership agreement as the date following the first three consecutive months in which cash revenue exceeds operational expenses. Upon breakeven, which occurred on September 1, 2000, the operating deficit guaranty is limited to $60,000. The guaranty is to be released five years after breakeven, or September 1, 2005. As additional consideration for assuming the general partner's position, the Company received notes totaling $400,000.

Through the limited partnership that owns Putnam Square, an investor limited partner made capital contributions of $692,065. Since the institution's primary financial motivation for purchasing interests in the limited partnership was the benefits it would derive from the Low Income Housing Tax Credits, the limited partner has retained 99 % of the tax credits, profits and losses and 99% of the profits and losses of the partnership. The limited partner also retains 25% of the cash flow and 25% of the residual value (after return of capital).

Putnam Homes for America, the general partner, owns 1.0 % of the tax credits, profits and losses and 1.0% of the profits and losses of the partnership. The Company retains 75% of cash flow from the property, as well as 75% of the residual value (after return of capital), if the property is sold. In consideration of the Company's extensive financial interest, as well as the rights and responsibilities conferred on the Company to exclusively manage the affairs of the partnership and the property, the Company treats TVMJG 1996-Putnam Square, LP as a wholly-owned subsidiary.

The following table sets forth the interests of the Company, as General Partner, and the Limited Partner in the TVMJG 1996-Putnam Square limited partnership:


PUTNAM SQUARE                         General Partner         Limited Partner
--------------------------------------------------------------------------------
Profits and Losses                    1.0%                    99.0%
Income/Loss Allocation                1.0%                    99.0%
Tax Credits, Profits & Losses         1.0%                    99.0%
Tax Credit Allocation                 1.0%                    99.0%
Cash Flow                             75.0%                   25.0%
Residual Value                        75.0%                   25.0%



Putnam Square Tax Credit        GP          GP          LP       LP
Allocation                      %         Amount        %       Amount
--------------------------------------------------------------------------------
 $  1,599,940                   1%        $ 15,999      99%     $  1,583,941



After acquiring the property in November of 1997, the Company substantially renovated it. 100% of the units are currently occupied.


                                 -- Page 11 --

1(g)(iii) Prairie Village Apartments
------------------------------------

Prairie Village Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 17, 1997 in the state of Indiana to serve as the general partner of Middlebury/Elkhart LP. Middlebury/Elkhart, LP was organized on July 16, 1997 in the state of Indiana for the purpose of owning Prairie Village Apartments, a 120-unit Affordable Housing project in Elkhart, Indiana for which the Company applied for and received a Tax Exempt Bond and Tax Credit allocation.

The property was purchased on December 16, 1998 for approximately $804,000. The project costs totaled approximately $3,950,000, including the establishment of a $2,200,000 restricted cash fund for current renovations from which the Company drew down during the construction period, and the establishment of reserves in the amount of approximately $425,000 for future renovations, repairs and maintenance. Additionally, the General Partner provided an operating deficit guaranty in an unlimited amount until break-even operations, defined in the partnership agreement as the date following any month for which revenues equal or exceed operating obligations. Upon breakeven, which occurred on March 1, 1999, the guaranty is limited to $120,000. The guaranty is to be released three years after Rental Achievement has been made. (Rental Achievement occurs after three months in which 1) the permanent financing phase has begun, 2) legal occupancy is secured for all units, and 3) at least 90% of the units are occupied.)

Since Prairie Village did not have Tax Exempt Bonds or Tax Credits already in place, the Company first prepared and submitted an application for a Tax Exempt Bond allocation. The application was approved, and the Company gained a $2.4 million Tax Exempt Bond allocation and procured an additional $600,000 of taxable bonds. The Company then prepared and submitted a Tax Credit application. Upon approval, the Company gained $1 million of Tax Credits.

On December 1, 1998, the Company acquired its general partnership interest of Middlebury Elkhart, LP for a capital contribution of $100.00. Through the limited partnership, the Company sold a limited partnership interest to a limited partner in exchange for an investment of $1,060,510. Since the limited partner's primary financial motivation for purchasing an interest in the limited partnership was the benefits it would derive from the Low Income Housing Tax Credits, the limited partner has retained 99.9% of the tax credits, profits and losses and 99.9% of the profits and losses of the partnership. The limited partner also retains 10% of the cash flow and 10-30% of the residual value (after return of capital).

Prairie Village Homes for America, the general partner, owns 0.1% of the tax credits, profits and losses and .01% of the profits and losses of the partnership. Approximately 90% of the cash flow from this property and 70% to 90% of the residual property value (after return of capital) if sold, also resides with the general partner. In consideration of Company's overwhelming financial interest, as well as the rights and responsibilities conferred on the Company to exclusively manage the affairs of the partnership and the property, the Company treats Middlebury/Elkhart, LP as a wholly-owned subsidiary.

The following table sets forth the interests of the Company, as General Partner, and the Limited Partner in the Middlebury/Elkhart limited partnership:

PRAIRIE VILLAGE                      General Partner         Limited Partner
--------------------------------------------------------------------------------
Profits and Losses                    0.10%                   99.90%
Income/Loss Allocation                0.10%                   99.90%
Tax Credits, Profits & Losses         0.10%                   99.90%
Tax Credit Allocation                 0.10%                   99.90%
Cash Flow                             90.0%                   10.0%
Residual Value                        70-90%                  10-30%


Prairie Village Tax Credit      GP          GP          LP         LP
Allocation                      %         Amount        %         Amount
--------------------------------------------------------------------------------
 $  1,294,600                   0.10%     $ 1,295     99.90%   $  1,293,305



                                 -- Page 12 --

After acquiring the property in December of 1998, the Company substantially rehabilitated it, including new facades and exteriors, kitchens, windows, insulation, air conditioning, carpeting, landscaping and noise attenuation. Additionally, a computer learning facility was established on the premises. Current occupancy is 99%.


1(g)(iv) Lake's Edge Apartments
-------------------------------

Lake's Edge Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on March 25, 1999 in the state of Florida for the purpose of owning and operating Lake's Edge Apartments in North Miami, Florida. The Company acquired the property, a 400 unit Affordable Housing complex with existing Tax Exempt Bonds in place, on June 30, 1999, for $14,025,000. The Company owns 100% of the property and does not plan to sell any partnership interests.

Homes for America is also the sole owner of LEHH, Inc., which was formed for the sole purpose of purchasing the outstanding bonds on the property and subsequently reselling them to an institutional investor. LEHH was incorporated on March 25, 1999 in the state of Florida. The total project cost was approximately $16,500,000. The acquisition, including project costs and improvements, was financed with a combination of Tax Exempt and taxable Bonds. Approximately $400,000 in transaction fees were realized on this purchase, and gain on sale of Bonds totaled approximately $825,000, for a total revenue gain of $1,200,000.

After acquiring the property in June of 1999, the Company completed extensive renovations. Current occupancy is 98%.

ADDITIONAL INFORMATION:

Location:                               950 NW 214th St., Miami, Florida 33169
General Character:                      Two- and three-story garden style
                                        apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage        2nd Mortgage
Term:                                   40 years            10 years
Principal Amount:                       $14,824,884         $1,374,884
Interest:                               6.90%               11.00%
Amortization Provisions:                Yes                 Yes
Prepayment Provisions:                  Yes                 Yes
Maturity Date:                          2035                2010
Balance due at Maturity                 $0                  $0

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                Carpet, tile, landscaping, lighting,
                                        vinyl siding, paving
Estimated Cost:                         $1,400,000
Method of Financing:                    Mortgage proceeds

Competitive Conditions:                 Property, once renovated, has a slight
                                        competitive edge over other properties
                                        in the area

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        95%     90%     87%     85%     83%


                                 -- Page 13 --

Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $7,509  $6,721  $6,049  $5,565  $5,120
     2 Bedroom                           9,386   8,401   7,561   6,956   6,401
     3 Bedroom                          11,263  10,082   9,073   8,349   7,680


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            388,000
Annual rental represented by such
leases:                                 $3,641,804
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges

Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A



1(g)(v) Country Lake Apartments
-------------------------------

Country Lake Homes for America, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on April 5, 1999 in the state of Florida for the purpose of owning and operating Country Lake Apartments in West Palm Beach, Florida. The Company acquired the property, a 192 unit Affordable Housing complex with existing Tax Exempt Bonds in place, on November 5, 1999, for $10,100,000. We own 100% of the property and do not plan to sell any partnership interests.

Homes for America is also the sole owner of CLHH, Inc., which was formed for the sole purpose of purchasing the outstanding bonds on the property and subsequently reselling the bonds to an institutional investor in connection with the Country Lake transaction. CLHH was incorporated on April 5, 1999 in the state of Florida.

The total project cost was approximately $11,800,000. The acquisition, including project costs and improvements, was financed with a combination of Tax Exempt and taxable Bonds in the amount of $8,795,000, and a bridge loan of $1,800,000. The difference of $1,205,000 represents the Company's equity investment in this property.

Upon acquisition, approximately $450,000 of improvements to this property were completed. Current occupancy is 96%.


                                 -- Page 14 --

ADDITIONAL INFORMATION:

Location:                               6010 Sherwood Glen Way, West Palm Beach,
                                        Florida 33415
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent;  certificate  of  occupancy
                                        is complete and property is rented
Owned/Intended Purchase:                Owned

Mortgages, liens, etc.:                 1st Mortgage  2nd Mortgage  3rd Mortgage
Term:                                   30 years      20 years      18 months
Principal Amount:                       $6,255,000    $2,540,000    $1,800,000
Interest:                               6.00%         13.00%        16.00%
Amortization Provisions:                No            No            No
Prepayment Provisions:                  No            No            No
Maturity Date:                          2027          2018          2001
Balance due at Maturity                 $6,255,000    $2,540,000    $1,800,000

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                New perimeter fencing, 60 carports, lake
                                        fountains, painting, landscaping
Estimated Cost:                         $400,000
Method of Financing:                    Mortgage proceeds and equity

Competitive Conditions:                 Property is above average for area

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        95%     94%     91%     93%     93%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $7,318  $6,741  $6,134  $5,582  $5,079
     2 Bedroom                           9,504   8,755   7,967   7,250   6,597
     3 Bedroom                          10,397   9,577   8,715   7,930   7,217


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            200,200
Annual rental represented by such
leases:                                 $1,786,722
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges

Property Depreciation
Federal Tax Basis:                      In accordance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A


                                 -- Page 15 --

1(h) Proposed Acquisitions Under Contract
-----------------------------------------

1(h)(i) Amherst Gardens
-----------------------

Homes For America Holdings, Inc. signed a Purchase and Sale Agreement with Amherst Gardens Associates, a New York limited partnership, on October 15, 2000 to acquire Amherst Gardens, a 201-unit Affordable Housing complex located in Williamsville, New York for a purchase price of $4,950,000.

As per the terms of the contract, upon execution of the purchase and sale agreement, payment of the initial deposit of $10,000 (refundable until May 8,
2001) and receipt of review documents from the Seller, a due diligence period of 160 days commenced which is extendable to August 21, 2001 provided a conditionally non-refundable 2nd deposit of $15,000 is made. The Closing Date is September 28, 2001 with an extension permitted until December 31, 2001. The Company currently has agreed to pay at the closing, in addition to the purchase price (reduced by the aggregate amount of the initial deposit and any subsequent deposits), a prepayment fee of up to $350,000 for a mortgage on the property.

The Company intends to apply for a tax-exempt bond allocation, and subsequently earn tax credits, to finance the acquisition and rehabilitation of Amherst Gardens.

ADDITIONAL INFORMATION:

Location:                               6724 Main Street, Williamsville, NY
General Character:                      N/A- Intended Purchase in 3rd Q 2001
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent
Owned/Intended Purchase:                Intended Purchase

Mortgages, liens, etc.:                 N/A- Intended Purchase
Term:                                   N/A- Intended Purchase
Principal Amount:                       N/A- Intended Purchase
Interest:                               N/A- Intended Purchase
Amortization Provisions:                N/A- Intended Purchase
Prepayment Provisions:                  N/A- Intended Purchase
Maturity Date:                          N/A- Intended Purchase
Balance due at Maturity:                N/A- Intended Purchase

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                N/A- Intended Purchase
Estimated Cost:                         N/A- Intended Purchase
Method of Financing:                    N/A- Intended Purchase

Competitive Conditions:                 N/A- Intended Purchase

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000    1999    1998    1997    1996
                                        ----------------------------------------
                                        N/A- Intended Purchase


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000     1999     1998     1997     1996
                                        ----------------------------------------
     1 Bedroom                          N/A- Intended Purchase
     2 Bedroom                          N/A- Intended Purchase
     3 Bedroom                          N/A- Intended Purchase

Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            N/A- Intended Purchase



                                 -- Page 16 --

Annual rental represented by such
leases:                                 N/A- Intended Purchase

Percentage of gross annual revenue
represented by such leases:             N/A- Intended Purchase

Property Depreciation
Federal Tax Basis:                      In accordance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A- Intended Purchase
Annual Realty Taxes:                    N/A- Intended Purchase
Estimated Taxes on any proposed
improvements:                           N/A- Intended Purchase



1(h)(ii) Lake Crystal
---------------------

Homes For America Holdings, Inc. signed two purchase and sale agreements, one for each phase of the Lake Crystal apartment complex located in West Palm Beach, Florida, on November 15, 2000. The purchase price for Phase 1, consisting of 304 Market Rate units, is $14,535,000. The purchase price for Phase 2, consisting of 336 Affordable Housing units, is $16,065,000. Combined, the purchase price for the Lake Crystal Apartments acquisition is $30,600,000 and the total number of units is 640 (47.5% market rate and 52.5% affordable).

As per the terms of the purchase and sale agreement for Phase 1, upon execution of the agreement, an initial deposit of $100,000 was made to the seller Okeechobee Investment, LLC, a Florida limited liability company. After the expiration of the due diligence period on January 1, 2001, the Company made an additional deposit of $25,000 to extend the period by 30 days.

The Company's obligation to close this transaction is subject to the Company's ability to secure adequate financing (not to exceed $28,750,000) for the acquisition and rehabilitation of the property. Assuming that the Company is able to satisfy the above requirements, the Closing Date shall be on or before the 15th day of the month after the month in which the extended financing period terminates.

Simultaneous with the execution of the Phase 1 agreement and as a condition to closing, the Company must simultaneously close the Phase 2 transaction. As per the terms of the purchase and sale agreement for Phase 2, upon execution of the agreement, an initial deposit of $100,000 was made to the seller Lakeview Investment Partnership, a Florida general partnership. After the expiration of the due diligence period on January 1, 2001, the Company made an additional deposit of $25,000 to extend the period by 30 days.

The Company's obligation to close this transaction is subject to 1) the Company's ability to obtain the requisite approvals from HFA to assume the existing HFA mortgage on the property, and that the terms on which the mortgage is to be assumed are acceptable; 2) the Company's ability to secure adequate financing (not to exceed $28,750,000) for the acquisition and rehabilitation of the property, and; 3) approval of the PM mortgage by the necessary parties. Assuming that the Company is able to satisfy the above requirements, the Closing Date shall be on or before the 15th day of the month after the month in which the extended financing period terminates, simultaneously with the closing of Phase 1.


ADDITIONAL INFORMATION:

Location:                               West Palm Beach, Florida
General Character:                      Two-story garden style apartments
Present Use:                            Multi-family residential
Suitability for Use:                    Excellent
Owned/Intended Purchase:                Intended Purchase


                                 -- Page 17 --

Mortgages, liens, etc.:                 N/A- Intended Purchase
Term:                                   N/A- Intended Purchase
Principal Amount:                       N/A- Intended Purchase
Interest:                               N/A- Intended Purchase
Amortization Provisions:                N/A- Intended Purchase
Prepayment Provisions:                  N/A- Intended Purchase
Maturity Date:                          N/A- Intended Purchase
Balance due at Maturity                 N/A- Intended Purchase

Terms of any lease:                     None
Options to sell:                        None

Renovations Description:                New roofs, road repair, landscaping,
                                        carpet, appliances, painting
Estimated Cost:                         $3,000,000
Method of Financing:                    Conventional mortgage and equity

Competitive Conditions:                 Property is comparable to other
                                        communities in the area.  Renovation
                                        will create a slight competitive edge
                                        over other properties in the area.

State of Insurance:                     Property is adequately covered for
                                        casualty and liability

Occupancy Rates:                        2000     1999     1998     1997    1996
                                        ----------------------------------------
                                        85%      84%      84%      84%     85%


Tenants occupying 10% or more:          None
Nature of tenant:                       Residential, Individual families
Principal Business:                     Multi-family, residential rental
Principal Provisions of leases:         12 month residential lease-non-renewable

Effective Annual Rental per Unit:       2000    1999    1998    1997    1996
                                        ----------------------------------------
     1 Bedroom                          $6,417  $5,454  $4,909  $4,467  $4,110
     2 Bedroom                           8,091   6,878   6,190   5,633   5,182
     3 Bedroom                           9,830   8,355   7,520   6,843   6,296


Lease Expirations
Tenants whose leases will expire:       All leases expire in 12 months
Area in square feet covered by
such leases:                            587,620
Annual rental represented by such
leases:                                 $5,348,298
Percentage of gross annual revenue
represented by such leases:             98%, balance is laundry, late fees,
                                        misc. charges
Property Depreciation
Federal Tax Basis:                      In accoudance with SFAS No. 109
Rate:                                   Deferred
Method:                                 Straight-line method
Life claimed with respect to
property or component                   Building improvements: 27 1/2 - 40 years
                                        Furniture: 7 years

Realty Tax Rate:                        N/A
Annual Realty Taxes:                    N/A
Estimated Taxes on any proposed
improvements:                           N/A


                                 -- Page 18 --

1(h)(iii) Seven Oaks
--------------------

Homes For America Holdings, Inc. signed a Purchase and Sale Agreement with Seven Oaks Apartments, a Virginia general partnership, on December 14, 2000 to acquire Seven Oaks, a 220 unit Affordable Housing complex located in Newport News, Virginia for a purchase price of $3,500,000.

As per the terms of the contract, upon execution of the purchase and sale agreement and payment of the initial deposit of $35,000 (refundable until February 12, 2001), a due diligence period of 60 days commenced. An additional deposit of $25,000 (conditionally non-refundable) was subsequently made to extend the due diligence period until June 30, 2001. Until that date, the Company expects to apply for a tax-exempt bond allocation for the acquisition and rehabilitation of the property. If, for any reason, the Company is unable to obtain a bond allocation in the amount of at least $3,600,000 by June 30, 2001, the Purchase and Sale Agreement shall terminate and the deposits shall be returned to the Company. Assuming that the Company is able to obtain a sufficient bond allocation, the Closing Date shall be 60 days thereafter.


ADDITIONAL INFORMATION:

Location:                             731 36th Street, Newport News,
                                      Virginia 23607
General Character:                    Two-bedroom town home style apartments
Present Use:                          Multi-family residential
Suitability for Use:                  Excellent;  certificate  of  occupancy
                                      is complete and property is rented
Owned/Intended Purchase:              Intended Purchase

Mortgages, liens, etc.:               N/A - Intended Purchase
Term:                                 N/A - Intended Purchase
Principal Amount:                     N/A - Intended Purchase
Interest:                             N/A - Intended Purchase
Amortization Provisions:              N/A - Intended Purchase
Prepayment Provisions:                N/A - Intended Purchase
Maturity Date:                        N/A - Intended Purchase
Balance due at Maturity               N/A - Intended Purchase

Terms of any lease:                   None
Options to sell:                      None

Renovations Description:              Paint/replace exterior wood, upgrade
                                      appliances, carpets, windows, roofs
Estimated Cost:                       $2.2 million
Method of Financing:                  Tax Exempt Bonds and Tax Credits

Competitive Conditions:               Property is slightly below average for
                                      area;

State of Insurance:                   Property is adequately covered for
                                      casualty and liability

Occupancy Rates:                      2000   1999     1998   1997    1996
                                      -----------------------------------------
                                      91%     N/A     N/A    N/A     N/A


Tenants occupying 10% or more:        None
Nature of tenant:                     Residential
Principal Business:                   Multi-family, residential rental
Principal Provisions of leases:       12 month residential lease-non-renewable


Effective Annual Rental per Unit:     2000     1999    1998     1997      1996
                                      ------------------------------------------
     2 Bedroom                        $3,780  $3,480    $3,240   $3,240  $3,240


                                 -- Page 19 --

Lease Expirations
Tenants whose leases will expire:     All leases expire in 12 months
Area in square feet covered by
such leases:                          N/A - Intended Purchase

Annual rental represented by such
leases:                               N/A - Intended Purchase

Percentage of gross annual revenue
represented by such leases:           N/A - Intended Purchase


Property Depreciation
Federal Tax Basis:                    In accordance with SFAS No. 109
Rate:                                 Deferred
Method:                               Straight-line method
Life claimed with respect to
property or component                 Building improvements: 27 1/2 - 40 years
                                      Furniture: 7 years

Realty Tax Rate:                      N/A - Intended Purchase
Annual Realty Taxes:                  N/A - Intended Purchase
Estimated Taxes on any proposed
improvements:                         N/A - Intended Purchase




1(h)(iv) Billy's Creek Apartments
---------------------------------

Homes For America Holdings, Inc. signed a Purchase and Sale Agreement with Hunt/Hill Partnership, a Florida general partnership, on December 15, 2000, to acquire Billy's Creek a 2.83 acre parcel of undeveloped waterfront land in Fort Myers, Florida on which the Company plans to construct 150 Market Rate units. The purchase price for the land is $1,320,000.

As per the terms of the contract, upon execution of the purchase and sale agreement, and payment of an initial deposit of $25,000 (refundable until March 15, 2001), the due diligence period of 90 days commenced. The due diligence period is extendable by 120 to April 14, 2001 provided an additional deposit of $25,000 (conditionally non-refundable) is made. The Company anticipates financing the acquisition and development of the property with a conventional mortgage. The closing date shall be no later than 60 days after the termination of the due diligence period or termination of the extended due diligence period, if applicable.



1(i) Recent Sales of Properties
-------------------------------

On June 30, 2000, the Company sold Briar Meadows and Royal Crest for a purchase price of $4.8 million to a group of holders (collectively, the "Investors") of certain preferred stock, warrants, options and promissory notes issued by the Company.

The two properties were sold for consideration of:

(a)  The Investors'  assumption of the mortgage  obligations on the  properties:
     $1.5 million for Briar Meadows and $1.2 million for Royal Crest, totaling $2.7 million;

(b) The Investors' surrender and release to Homes For America of all preferred stock, warrants, options and promissory notes issued to them by the Company, valued collectively at $3.3 million, and;

(c) Homes For America's issuing to the Investors a new promissory note in the amount of $1.2 million bearing interest at 9.5% per annum with a March 15, 2000 maturity date.


                                 -- Page 20 --

The Company reported a gain of $1,430,653 on the sale of the assets during the eleven month period ended November 30, 2000 (unaudited). (See Part F/S, Item 1.) Briar Meadows, a 118-unit Market Rate residential complex located in Dallas, Texas had been purchased for $1,050,000 on December 18, 1998. Royal Crest, a 17 acre parcel of undeveloped Market Rate land in Arlington, Texas had been purchased for $1,200,000, also on December 18, 1998.


1(j) New Business Ventures
--------------------------

Homes for America Real Estate Services, Inc., a wholly-owned subsidiary of Homes for America, was incorporated on July 6, 1999 in the state of Texas. This company was organized to serve as a management company for Homes For America Holdings' properties, as well as properties owned by third parties. Neither the Company nor any of its subsidiaries, however, manages or has managed any properties owned by third parties.

MasterBuilt America, Inc. was formed as a joint venture on July 1, 1999 in the state of Virginia between Homes for America and MasterBuilt Companies, Inc., a commercial building company located in Virginia. MasterBuilt America may be engaged by Homes for America to construct and/or rehabilitate some of the apartments owned and operated by Homes for America and its affiliates.


                                 -- Page 21 --

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

2(a) Overview
-------------

Homes for America Holdings, Inc. was organized on January 9, 1996 and commenced operations in April of 1996 as a real estate operating company formed to acquire, develop, rehabilitate and manage Affordable Housing and Market Rate properties throughout the United States. These transactions are purchased through traditional methods of real estate financing as well as through a variety of government-sponsored financing arrangements made exclusively available for Affordable Housing properties, including Tax Exempt Bonds and Low Income Housing Tax Credits.

The Company's portfolio consists of five affordable housing properties and no market rate housing properties. The five affordable housing properties are Willow Pond (Dallas, Texas), Putnam Square (Bridgeport, Connecticut), Prairie Village (Elkhart, Indiana), Lake's Edge (Miami, Florida) and Country Lake (West Palm Beach, Florida). Two additional properties, Royal Crest, a Market Rate parcel of undeveloped land in Arlington, Texas and Briar Meadows, a Market Rate housing property in Dallas, Texas were sold in June of 2000. The Company expects that eventually 70% of its portfolio will be affordable housing and 30% will be market rate properties.

The Company generates revenue and profit from the net rental income derived from its properties and the realization of transactional fees. Rental income and related revenues (vending, parking, late fees, etc.) result from the ongoing operation of the Company's rental properties. Cash receipts from these sources occur on a relatively steady basis throughout the year, though fluctuations may occur. Depending on whether the property is owned directly by the Company or through a limited partnership, the Company may earn various transactional fees associated with the acquisition, rehabilitation, management and possible sale of its properties. These fees may include a Builders and Sponsors Profit and Risk Allowance, or BSPRA, Contractor's Fee, Acquisition Fee, Developer's Fee, Supervisor/Incentive Management Fee, and Management Fee. The Company may also generate revenue from the possible sale of its properties.

The Company was formed in 1996, and had no revenues that year. Accordingly, a net loss of $324,800 was posted for 1996. Expenses were limited to administrative costs related to formation and start-up. In 1997, the Company acquired a 386-unit affordable housing property, Willow Pond, in Dallas, Texas. Tax benefits associated with the property were sold for $2.5 million. In November 1997, the Putnam Square apartment complex in Bridgeport, Connecticut was acquired, though operations there did not actually begin until January 1998. In December 1998, the Company acquired three additional properties: the 118-unit Briar Meadows apartments in Dallas, Texas; the 120-unit affordable housing property in Elkhart, Indiana for which the sale of tax credits earned the Company $1,060,506; and the 17.7 acre Arlington site, where approval to construct 210 market rate units was secured. In June, 1999, the Company acquired the 400-unit Lake's Edge apartments in North Miami, Florida. In addition to $73,631 in development fees, the sale of tax-exempt bonds in conjunction with this transaction earned the Company $825,000. In November, 1999, the Company acquired the 192-unit Country Lake apartments in West Palm Beach, Florida. On June 30, 2000, Royal Crest and Briar Meadows were sold. In November and December of 2000, the Company secured purchase and sale agreements for four properties, including Amherst Gardens (Williamsville, New York), Lake Crystal (West Palm Beach, Florida), Billy's Creek (Fort Meyers, Florida), and Seven Oaks (Newport News, Virginia).

The following discussion should be read in conjunction with the consolidated financial statements appearing in Part F/S, Item 1 of this form. In accordance with SFAS 131, the Company aggregates the operations of its various operating properties into a single segment for financial reporting purposes. Certain statements in this "Management's Discussion and Analysis of Financial Condition and Results of Operations" may constitute forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although the Company believes that the


                                 -- Page 22 --
expectations reflected in such forward looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties, including those discussed elsewhere in this form, that could cause actual results to differ from those projected. Moreover, as we have been in operation only since 1996, there can be no assurance we will continue to be a commercially viable or profitable business. We have a limited operating history and there can be no assurance that we will be successful in the future.


2(b) Results of  Operations  for the  Twelve  Months  Ended  December  31,  1999
     Compared to December 31, 1998
--------------------------------------------------------------------------------

2(b)(i) Revenues
----------------

Revenues of $4,233,867 reported in 1998 are for the combined activities of five properties. Two of these, Dallas/Willow Pond and Putnam Square, reflect a full 12 months of activity. The remaining three, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas were acquired in the month of December. Revenues from these three properties are primarily transactional. (Since the properties were acquired at the end of the year, there is very little operational income.)

Revenues in 1999 of $7,756,665,  an increase of $3,522,798  (83%) over 1998, are for the combined activities of seven properties. Five of these (Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington (land), Texas) reflect a full 12 months of activity. Miami/Lake's Edge was acquired in the month of June, and reflects only eleven months of activity. West Palm Beach/Country Lake was acquired in November, and reflects only one month's activity.

Transactional fees earned by the Company, including acquisition fees, rehabilitation fees, general partner fees, and other fees associated with the financing and purchase of property totaled $1,722,211 in 1998 and $595,674 in 1999, as per the breakdowns indicated below:

Transactional Fees
---------------------------------------------------------------------
                                      1998                1999
---------------------------------------------------------------------
Putnam Square                         $ 138,500
Arlington, Texas                        287,498
Prairie Village (BSPRA)                 235,707
Prairie Village                       1.060,506
Lake's Edge                                               $ 173,631
Prairie Village                                             422,043
---------------------------------------------------------------------
                                     $1,722,211          $  595,674


2(b)(ii) Expenses
-----------------

Reported expenses for 1998 of $2,316,789 include a full twelve months of operating costs for both Dallas/Willow Pond and Bridgeport/Putnam Square, as well as corporate administrative expenses. Inasmuch as the Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas properties were all acquired in the final month of 1998, any expenses incurred in the operation of these sites is minimal, reflecting less than one month's activity.

Reported expenses for 1999 of $4,504,384 include a full twelve months of operating costs for Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas. Miami/Lake's Edge, acquired in June, reflects eleven months of operating costs. West Palm Beach/Country Lake, acquired in November, reflects only one month's operating costs. The Company remains committed to reducing expenses through effective management practices at its present sites, and to extending those practices to future acquisitions.


                                 -- Page 23 --

Real estate expenses include repairs and maintenance, utilities, on-site payroll, insurance, property taxes and other direct expenses. Administrative expenses comprise corporate overhead and other items not directly chargeable to the rental properties. These include expenses such as corporate salaries, outside professionals' fees, travel and expenses such as telephones, supplies and other office expenses.

For the year ended December 31, 1998, total operating expenses were $2,316,789 before interest, depreciation and taxes. For the year ended December 31, 1999, total operating expenses before interest, depreciation and taxes were $4,504,384. The increase of $2,187,595 (94%) is directly attributable to the additional expenses of operating the three properties acquired in December, 1998, as well as the June, 1999 acquisition of Miami/Lake's Edge and the November, 1999 acquisition of Country Lake.

Depreciation and amortization of $415,665 in 1998 reflects a full year's expenses on both Dallas/Willow Pond and Bridgeport/Putnam Square. Depreciation and amortization of $1,042,189 in 1999, an increase of $626,542 (151%) from 1998, reflects a full year's expenses on Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Arlington, Texas, as well as eleven month's expenses on Miami/Lake's Edge and one month's expenses on West Palm Beach/Country Lake. The Company utilizes accelerated methods of depreciation over a seven (7) year life for personal property. Realty is depreciated by the straight-line method over lives ranging from 25 to 27.5 years.

The 1998 interest expense of $558,293 was incurred on outstanding mortgages at both Dallas/Willow Pond and Bridgeport/Putnam Square, as well as on certain additional notes incurred in 1998. The 1999 interest expense of $1,428,908, an $870,615 increase (156%) over 1998, was incurred on outstanding mortgages at all seven of the Company's properties.


2(b)(iii) Liquidity and Capital Resources
-----------------------------------------

Unrestricted cash on hand was $766,293 at December 31, 1998 and $579,018 at December 31, 1999, a decrease of $187,275 (24%).

Liquidity demands on a short-term basis tend to fluctuate with the Company's acquisition cycles. Typically, as the Company proceeds to acquire new properties, significant expenditures, including pre-acquisition costs (such as due diligence expenses and deposits on new acquisitions), acquisition costs, and working capital. Subsequently, the Company receives fees and reimbursements earned at closing, and working capital is replenished. Long-term demands on liquidity include working capital to develop and support the Company infrastructure and multiple simultaneous transactions in the future, as well as mortgages, bonds, and notes payable, interest payable, taxes payable, and capitalized leases payable. Future growth depends upon the Company's ability to secure adequate capital to consummate acquisitions. While there can be no guarantee that these capital needs will be met, the Company believes that bond financing, sale of tax credits, stock issues and traditional sources of equity and debt financing will be adequate to meet its capital requirements.

In addition to the impact of the Company's acquisition cycles on short and long term liquidity, there are a number of factors that could have an impact on liquidity. The rise and fall of interest rates and the ability to obtain mortgages with favorable terms could have a considerable impact on our ability to purchase, sell, or refinance assets. An economic recession could affect our ability to rent apartments. Finally, increases in insurance rates, utilities, and taxes could also have a material impact on liquidity.


2(c) Results of  Operations  for the  Eleven  Months  Ended  November  30,  1999
     Compared to November 30, 2000
--------------------------------------------------------------------------------

2(c)(i) Revenues
----------------

Revenues of $7,264,077 for the eleven months ended November 30, 1999 are fully reported in the attached Consolidated Statement of Operations, and reflect rental and other operating income from the following five properties:
Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, and.


                                 -- Page 24 --

Revenues of $9,443,272 for the eleven months ended November 30, 2000, an increase of $2,179,195 (30%) over the same period in 1999, are fully reported in the attached Consolidated Statement of Operations, and reflect a gain from the sale of assets (Dallas/Briar Meadows and Arlington/Royal Crest) as well as rental and other operating income from the following properties: Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Miami/Lake's Edge and West Palm Beach/Country Lake.


2(c)(ii) Expenses
-----------------

Expenses of $6,520,851 for the eleven months ended November 30, 1999 are fully reported in the attached Consolidated Statement of Operations, and include corporate administrative expenses as well as the costs of operating Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village and Miami/Lake's Edge.

Expenses of $8,711,864 for the eleven months ended November 30, 2000, an increase of $2,191,013 (34%) over the same period in 1999, are fully reported in the attached Consolidated Statement of Operations, and include the costs of operating Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Miami/Lake's Edge and West Palm Beach/Country Lake as well as corporate administrative expenses.

The increase in expenses for the eleven months ended November 30, 2000 over the eleven months ended November 30, 1999 arose from the addition of two corporate employees during 2000 who were not employed as of November 30, 1999 and the administrative expenses incurred at one property owned in 2000 that was not owned in the first eleven months of 1999. Administrative expenses comprise corporate overhead and other items not directly chargeable to the rental properties. These include expenses such as corporate salaries, outside professionals' fees, travel and expenses such as telephones, supplies and other office expenses.

Interest expenses of $1,389,832 for the first eleven months of 1999 consisted of the interest incurred on six properties: Dallas/Willow Pond, Bridgeport/Putnam Square, Dallas/Briar Meadows, Elkhart/Prairie Village, Arlington/Royal Crest and Miami/Lake's Edge mortgages, and interest incurred on debt at the corporate level. Interest expenses of $2,545,981 for the first eleven months of 2000, an increase of $1,156,149 (83%) over the same period in 1999 include interest related to the mortgages on all seven of the Company's properties, and interest incurred on debt at the corporate level.

Depreciation reflects six operating properties in the first eleven months of 2000, as opposed to depreciation on only five properties for the first eleven months of 1999.


2(c)(iii) Liquidity and Capital Resources
-----------------------------------------

Unrestricted cash on hand was $469,949 at November 30, 1999 and $410,085 at November 30, 2000, a decrease of $59,864 (13%)

Liquidity demands on a short-term basis tend to fluctuate with the Company's acquisition cycles. Typically, as the Company proceeds to acquire new properties, significant expenditures, including pre-acquisition costs (such as due diligence expenses and deposits on new acquisitions), acquisition costs, and working capital. Subsequently, the Company receives fees and reimbursements earned at closing, and working capital is replenished. Long-term demands on liquidity include working capital to develop and support the Company infrastructure and multiple simultaneous transactions in the future, as well as mortgages, bonds, and notes payable, interest payable, taxes payable, and capitalized leases payable. Future growth depends upon the Company's ability to secure adequate capital to consummate acquisitions. While there can be no guarantee that these capital needs will be met, the Company believes that bond financing, sale of tax credits, stock issues and traditional sources of equity and debt financing will be adequate to meet its capital requirements.


                                 -- Page 25 --

In addition to the impact of the Company's acquisition cycles on short and long term liquidity, there are a number of factors that could have an impact on liquidity. The rise and fall of interest rates and the ability to obtain mortgages with favorable terms could have a considerable impact on our ability to purchase, sell, or refinance assets. An economic recession could affect our ability to rent apartments. Finally, increases in insurance rates, utilities, and taxes could also have a material impact on liquidity.

There are a number of known events that have or are reasonably likely to have a material impact on short-term or long-term liquidity, including the sales of Briar Meadows and Royal Crest, and the proposed acquisitions of Amherst Gardens, Lake Crystal, Billy's Creek, and Seven Oaks.


SALE OF ROYAL CREST AND BRIAR MEADOWS

On June 30, 2000,  the Company  sold Briar  Meadows and Royal Crest (See Part I,
Item 1(i) Recent Sales of Properties. The Company reported a gain from of the sale of Royal Crest of $298,278. Since the property was only undeveloped land, no rental or operations income was derived. Thus, the Company believes there will be no potential operational impact from the sale of Royal Crest in the future.

The Company reported a gain from the sale of Briar Meadows of $1,132,375. The sale effected a $1,213,685 decrease in operating income from November 30, 1999 to November 30, 2000. The Company believes that it will have a comparable decrease in operating and rental income in subsequent periods.


PROPOSED ACQUISITION OF AMHERST GARDENS

The Company anticipates total capital expenditures for the acquisition and rehabilitation of Amherst Gardens of $9,009,663, including the purchase price of $4,950,000, rehabilitation expense of $2040,200, brokerage/development fees of $1,014,409, reserve requirements of $512,800, and closing/miscellaneous costs of $492,254. The Company anticipates securing nearly 98% financing: 67% from a $6 million issuance of Tax Exempt Bonds, and 31% from the sale of a limited partnership interest (including the Low Income Housing Tax Credits) to an investor for $2,809,663. The Company anticipates investing approximately 2% equity in the deal, or $200,000, from Company funds.


PROPOSED ACQUISITION OF LAKE CRYSTAL

The Company anticipates total capital expenditures for the acquisition and rehabilitation of Lake Crystal of $35,740,000, including the total purchase price for the two phases of $30,600,000, rehabilitation expenses of $3,000,000, interest reserve requirements of $750,000, brokerage/closing costs of $1,000,000, and miscellaneous reserve requirements of $390,000. The Company anticipates securing nearly 37% financing from $13,090,000 of existing Tax Exempt Bonds on the Affordable Housing Phase of the apartment complex. On the Market Rate Phase, the Company anticipates securing 44% financing from a new conventional mortgage of $15,750,000. The Company anticipates investing approximately 19% equity in the deal, or $6,900,000. As this transaction is still in the review stage, the Company has not yet determined the source of the $6,900,000 equity. The Company may obtain a corporate loan, mezzanine financing or possibly offer a limited partnership interest on a straight economic basis.


PROPOSED ACQUISITION OF BILLY'S CREEK

The Company anticipates total capital expenditures for the acquisition and development of Billy's Creek of $33,380,096, including a purchase price for the land of $1,320,000, unit construction costs of $18,975,000, miscellaneous site work, common area and parking construction costs of $4,600,000, architect/engineering and general conditions of $1,646,850, a 5% reserve of $1,327,093, interest of $1,881,154, and sales/marketing costs of $1,881,154. The Company anticipates securing mezzanine financing in the amount of $7,500,000 and expects to obtain a construction loan of $25,035,072, 22% and 75% of total sources, respectively. The Company anticipates investing approximately 3% equity in the deal, or $845,024, from Company funds.


PROPOSED ACQUISITION OF SEVEN OAKS

The Company anticipates total capital expenditures for the acquisition and rehabilitation of Seven Oaks of $7,556,492, including a purchase price of $3,500,000, rehabilitation costs of $2,200,000, reserve requirements of $519,000, brokerage/development fees of $861,400, and closing/miscellaneous costs of $476,092. The Company anticipates securing nearly 97% financing: 66% from a $5 million issuance of Tax Exempt Bonds, and 31% from the sale of a limited partnership interest (including the Low Income Housing Tax Credits) to an investor for $2,356,492. The Company anticipates investing approximately 3% equity in the deal, or $200,000, from Company funds. The Company knows of no other events, trends or uncertainties that may have an impact on short or long-term liquidity.


                                 -- Page 26 --

3.   PROPERTIES, OFFICES AND FACILITIES
--------------------------------------------------------------------------------

At One Odell Plaza in Yonkers, New York, 10701, the Company rents 2,200 square feet of executive office space. The Company entered into a 3-year lease with Mack-Cali Realty, 100 Clearbrook Road, Elmsford, New York, 10523, commencing in April 1999. The rent for the premises is $3,009 per month

At 4550 Montgomery Avenue, Suite 906N, in Bethesda, Maryland, 20814, the Company rents 825 square feet where property operations and acquisitions offices are located. This lease provides for a monthly base rent of $1890, and may be terminated at our option. This Bethesda, Maryland office, just outside of Washington, DC, affords convenient access to legislators and attorneys drafting the legislative programs under which we obtain financing for Affordable Housing, and provides a central location along the Eastern Seaboard, where we plan to expand.

The Company also maintains leasing/management offices located on the following properties that it owns and manages:

At Willow Pond:      6003 Abrams  Road
                     Dallas,  Texas 75231

At Prairie Village:  740 Prairie Street
                     Elkhart, Indiana 46516

At Lake's Edge:      950 NW 214th Street
                     Miami, Florida 33169

At Country Lake:     6010 Sherwood Glen Way
                     West Palm Beach, Florida 33415


                                 -- Page 27 --

4.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
--------------------------------------------------------------------------------

4(a) Directors and Executive Officers, Promoters and Control Persons
--------------------------------------------------------------------


NAME                        AGE     OFFICE
----------------------------------  ------------------------------------------
Robert A. MacFarlane        56      Chairman of the Board, President, and
                                    Chief Executive Officer
----------------------------------  ------------------------------------------
R. Karim Chowdhury          44      Director, Secretary/Treasurer and
                                    Chief Financial Officer
----------------------------------  ------------------------------------------
Robert M. Kohn              49      Director and Chief Acquisition Officer
----------------------------------  ------------------------------------------
Joel Heffron                62      Director
----------------------------------  ------------------------------------------
Daniel G. Hayes             42      Director
----------------------------------  ------------------------------------------


All directors hold office until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected annually by, and serve at the discretion of, the Board of Directors. There are no familial relationships between or among any of our officers or directors.

Robert A. MacFarlane has served as the Company's Chief Executive Officer and Chairman of the Board since 1996. From 1992 to 1996, Mr. MacFarlane was an independent tax-exempt bond and tax credit consultant at FC Partners, a real estate company in New York. From 1989 to 1991, he was Senior Property Acquisitions Officer of the Boutwell Company, a real estate company representing a Rockefeller Family Trust, and receiving all of its funds from that Trust. In this capacity, Mr. MacFarlane was responsible for the acquisition of residential and commercial properties. Mr. MacFarlane was directly responsible for the closing of more than one half-billion dollars worth of real estate transactions in Texas alone, two of which were turnaround, value-added acquisitions totaling $300 million.

R. Karim Chowdhury has been the Company's Chief Financial Officer since January 10, 2000. From 1997 to 2000, Mr. Chowdhury was Chief Financial Officer for Westbury Transport, Inc., a real estate/transportation company. Prior to that, he served as Chief Financial Officer of the New York-based real estate company JRD Management Corporation from 1986 to 1997. Mr. Chowdhury is a member of the Institute of Real Estate Management, and he holds an M. B.A. from Indiana University. His fields of expertise include real estate investment, management and development, strategic planning, analysis and forecasting, and corporate financial management.

Robert M. Kohn has been the Chief Operations Officer and a director of the Company since 1998 and became the President of Homes For America Real Estate Services in 1999. From 1996 to present, Mr. Kohn has also Mr. Kohn has also been the President of International Business Realty & Consultants, LLC ("IBRC"), a consulting company and one of the Company's shareholders. Mr. Kohn performs consulting services related to the purchase, acquisition and management of the Company's properties on behalf of IBRC. From 1979 to 1996, he was the President of real estate companies Alfred Kohn Realty Corporation and Schuyler Realty. In 1986, Mr. Kohn became the managing partner of Kohn Belson Associates, managing in excess of 22,000 apartments. Mr. Kohn has orchestrated the financing and acquisition of thousands of multi-family housing units, converted in excess of $100 million of rental properties and warehouses into residential lofts, and managed more than 22,000 apartments in the New York metropolitan area. Mr. Kohn graduated from Ohio University with a B.S. in Economics. Mr. Kohn is also the President of International Business Realty & Consultants, LLC, which is a shareholder of the Company and which provides consulting services to the Company.


                                 -- Page 28 --

Daniel Hayes, Esq., has had an individual law practice since 1990. From 1987 to 1990, he was General Counsel to the Rojac Group, Inc., a real estate development company. He is admitted to the bars of Virginia, the District of Columbia, and Illinois, and holds a J.D. from Cornell Law School.

Joel Heffron, Esq., has been President of Risk Management Corporation, a consulting company assisting businesses in conversion and disposal of assets, since 1994. From 1987 to 1994, he was President of Westminster Equities, a company that arranged financing for equipment leasing, and from 1983 to 1987, he was President of Whitney Stores, Inc., a merchandise store company. From 1966 to 1983, Mr. Heffron was a partner in the law firm of Sohn, Gross, and Findlay & Heffron in New York. He holds a Bachelor of Laws degree from New York University.


4(b) Committees of the Board of Directors
-----------------------------------------

The Board of Directors has two committees, Audit and Compensation.

Members of the Audit Committee are Daniel Hayes and Joel Heffron. The Audit Committee acts to: i) acquire a complete understanding of our audit functions;
ii) review with management our finances, financial condition and interim financial statements; iii) review with our independent auditors the year-end financial statements; and iv) review implementation, with the independent auditors and management, any action recommended by the independent auditors.

Members of the Compensation Committee are Daniel Hayes and Joel Heffron. Compensation Committee functions include administration of the Employee Stock Option Plan and Non-Executive Director Stock Option Plan, as well as negotiation and review of all our employment agreements with our executive officers.


4(c) Meetings of the Board of Directors
---------------------------------------

During the fiscal year ended December 31, 1999, our Board of Directors met and voted by unanimous written consent on two occasions. During the period from January 1, 2000 to November 30, 2000, our Board of Directors met on three occasions and voted by unanimous written consent. No member of the Board of Directors attended less than 75% of the aggregate number of: i) the total number of meetings of the Board of Directors or; ii) the total number of meetings held by all committees of the Board of Directors.


                                 -- Page 29 --

5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

The General Corporation Law of Nevada provides that a corporation may indemnify any person who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature to procure a judgment in its favor, by reason of the fact that he is or was a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney's fees) and, in a proceeding not by or in the right of the corporation, judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such suit or proceeding, if he acted in good faith and in a manner believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reason to believe his conduct was unlawful. Nevada law further provides that a corporation will not indemnify any person against expenses incurred in connection with an action by or in the right of the corporation if such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for the expenses which such court shall deem proper.

Our By-Laws provide for indemnification of our officers and directors to the greatest extent permitted by Nevada Law (as per Eighth Article of Incorporation, "No officer or director shall be personally liable to the Corporation or its shareholders for money damages except as provided in Section 78.07, Nevada Revised Statutes") for any and all fees, costs and expenses incurred in connection with any action or proceeding, civil or criminal, commenced or threatened, arising out of services by or on behalf of us, providing such officer's or director's acts were not committed in bad faith. The By-Laws also provide for advancing funds to pay for anticipated costs and authorize the Board to enter into an indemnification agreement with each officer or director.

In accordance with Nevada law, our Certificate of Incorporation contains provisions eliminating the personal liability of directors, except for breach of a director's fiduciary duty of loyalty to us or to our stockholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, and in respect of any transaction in which a director receives an improper personal benefit. These provisions only pertain to breaches of duty by directors as such, and not in any other corporate capacity (e.g., as an officer). As a result of the inclusion of such provisions, neither Homes for America nor our stockholders may be able to recover monetary damages against directors for actions taken by them which are ultimately found to have constituted negligence, or which are ultimately found to have been in violation of their fiduciary duties, although it may be possible to obtain injunctive or equitable relief with respect to such actions. If equitable remedies are found not to be available to stockholders in any particular case, stockholders may not have an effective remedy against the challenged conduct.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.


                                 -- Page 30 --

6.   EXECUTIVE COMPENSATION
--------------------------------------------------------------------------------

6(a) Summary Compensation Table
-------------------------------

The following Table provides certain information concerning all Plan and Non-Plan (as defined in Item 402 (a)(ii) of Regulation S-B) compensation that the Company awarded, granted, or paid during the years ended December 31, 2000 and 1999 to each of the Company's executive officers.


              ANNUAL COMPENSATION AND LONG TERM COMPENSATION AWARDS
                         FOR FISCAL YEARS 2000 AND 1999


Name/Principal                    Salary/Bonus    Other Annual   Restricted Stock    No. of Securities
                                                  Compensation   Awards              Underlying Options
--------------------------------- --------------- -------------- ------------------ --------------------
Robert A. MacFarlane
Chairman of the Board, President,
and Chief Executive Officer

Fiscal Year 1999                       $186,000          $ 0            $ 0                  $ 0
Fiscal Year 2000                       $210,000          $ 0            $ 0                  $ 0
--------------------------------- --------------- -------------- ------------------ --------------------
R. Karim Chowdhury (1)
Chief Financial Officer

Fiscal Year 1999                            $ 0          $ 0            $ 0                  $ 0
Fiscal Year 2000                      $ 110,288          $ 0            $ 0                  $ 0
--------------------------------- --------------- -------------- ------------------ --------------------
Robert M. Kohn (2)
Director and Chief Acquisition
Officer

Fiscal Year 1999                            $ 0    $ 410,000            $ 0                  $ 0
Fiscal Year 2000                            $ 0    $ 312,500            $ 0                  $ 0
--------------------------------- --------------- -------------- ------------------ --------------------


(1)  R. Karim  Chowdhury  commenced  employment  with the Company on January 10,
     2000.

(2) Robert M. Kohn's compensation includes fees earned for consulting services and commissions earned relating to the purchase and sale of acquisitions. During fiscal year 1999, Mr. Kohn received commissions of $221,000 and consulting fees of $189,000, totaling $410,000. During fiscal year 2000, Mr. Kohn received commissions of $102,500 and consulting fees of $210,000, totaling $312,500. (See Part I, Item 11: Certain Relationships and Related Transactions.)


6(b) Stock Option Grants
------------------------

No stock options were granted during the year ended December 31, 1999.


6(c) Employment Agreements
--------------------------

In August 1998, the Company entered into a five-year employment agreement with Mr. MacFarlane providing for a base salary at the rate of $186,000 per year for a period covering August 1998 through December 1999. Thereafter, Mr. MacFarlane's base salary will be determined annually by the Board of Directors, with a minimum annual increase in base salary of 5%. The contract provides for the reimbursement of all reasonable expenses incurred by Mr. MacFarlane on our behalf. The contract is subject to termination provisions, and includes a two year non-competition provision. Mr. MacFarlane (or an affiliated entity) is entitled to receive separate compensation in the form of consulting and/or broker fees for sales of Tax Credits in the execution of our transactions.


                                 -- Page 31 --

This employment agreement was restated at a meeting of the Board of Directors held March 3, 2000. A new commencement date of January 1, 2000 was established, as was provision for additional reimbursement for health and disability insurance.


6(d) Consulting Agreements
--------------------------

The Company has entered into a five-year agreement with International Business Realty and Consultants, LLC ("IBRC") a shareholder of the Company, for services to be provided by Mr. Robert M. Kohn. Mr. Kohn, Chief Operating Officer and a Director of Homes For America, is also an officer of IBRC and receives consulting fees for services on behalf of IBRC. Under the terms of the consulting agreement, which commenced August 1, 1998 and continues to July 31, 2003, the monthly fee is $15,000 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. The contract provides for the reimbursement of all reasonable expenses incurred by Mr. Kohn on our behalf. The contract is subject to termination provisions, and includes a two year non-competition provision. Mr. Kohn (or an affiliated entity) is entitled to receive separate compensation relating to the purchase or sale of acquisitions and tax credits.


6(e) Compensation of Directors
------------------------------

Directors were not compensated for their services as such during the last fiscal year or during the eleven month period ended November 30, 2000. The Directors receive options to purchase 15,000 shares of our stock for each year of service under the Non-Executive Director Stock Option Plan, and are reimbursed for expenses incurred in order to attend meetings of the Board of Directors.


6(f) Stock Option Plans
-----------------------

6(f)(i) 1998 Employee Stock Option Plan
---------------------------------------

In September, 1998, the Company adopted the 1998 Employee Stock Option Plan (the "Plan"), which provided for the grant of options to purchase up to 750,000 shares of Common Stock. Under the terms of the 1998 Plan, options granted thereunder may be designated as options which qualify for incentive stock option ("ISO") treatment under Section 422A of the Code, or as options which do not qualify ("Non ISO").

The 1998 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine eligible employees to whom, and the times and the price at which, options will be granted. Whether such options shall be ISOs or Non ISOs, the periods during which each option shall be exercisable, and the number of shares subject to each option shall be determined by the Committee. The Board or Committee shall have full authority to interpret the 1998 Plan, and to establish and amend rules and regulations pertaining thereto.

Under the 1998 Plan, the exercise price of an option designated ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated ISO is granted to a ten-percent stockholder (as defined in the 1998 Plan), such exercise price shall be at least 110% of such fair market value. Exercise prices of Non ISO options may be less than such fair market value. The aggregate value of shares subject to options designated ISO and granted to a participant, that become exercisable in any calendar year shall not exceed $100,000. "Fair market value" will be the closing NASDAQ bid price or, if our Common Stock is not quoted by NASDAQ, will be as reported by the National Quotation Bureau, Inc., or a market maker of the our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.

The Compensation Committee may, at its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee, to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

Unless sooner terminated, the 1998 Plan will expire in 2008.


                                 -- Page 32 --

6(f)(ii) Non-Executive Director Stock Plan
------------------------------------------

In September 1998, the Board of Directors adopted the Non-Executive Director Stock Plan (the "Director Plan"). The Director Plan provides for issuance of a maximum of 400,000 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options are granted until April 2008, to: i) non-executive directors as defined and; ii) members of any advisory board we establish who are not full-time employees of us or any of our subsidiaries. The Director Plan provides that each non-executive director will automatically be granted an option to purchase 15,000 shares of our Common Stock upon joining the Board of Directors, and on each September 1st thereafter, provided such person has served as a Director for the 12 months immediately prior to such September 1st. Similarly, each eligible director of an advisory board will receive an option to purchase 10,000 shares of our Common Stock upon joining the advisory board, and on each September 1st thereafter, provided such person has served as a director of the advisory board for the preceding 12 month period.

The exercise price for options granted under the Director Plan shall be 100% of the fair market value of the Common Stock on the date of grant. The "fair market value" will be the closing NASDAQ bid price or, if the our Common Stock is not quoted by NASDAQ, the price as reported by the National Quotation Bureau, Inc., or a market maker of our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith. Unless and until otherwise provided in the Stock Option Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash or by delivery of shares of our Common Stock, or by equivalent combination of both. The term of each option commences on the date it is granted, and unless terminated sooner as provided in the Director Plan, expires five years from the date of grant. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than three persons who are our officers (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options, or the number of shares subject to the option, the term, or exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.


6(f)(iii) 1999 Employee Stock Option Plan
-----------------------------------------

In March, 2000, we adopted the 1999 Employee Stock Option Plan (the "Plan"), which provides for the grant of options to purchase up to 800,000 shares of Common Stock. Under the terms of the 1999 Plan, options granted thereunder may be designated as options which qualify for incentive stock option ("ISO") treatment under Section 422A of the Code, or as options which do not qualify ("Non ISO").

The 1999 Plan is administered by the Compensation Committee designated by the Board of Directors. The Compensation Committee has the discretion to determine eligible employees to whom, and the times and the price at which, options will be granted. Whether such options shall be ISOs or Non ISOs, the periods during which each option shall be exercisable, and the number of shares subject to each option shall be determined by the Committee. The Board or Committee shall have full authority to interpret the 1999 Plan, and to establish and amend rules and regulations pertaining thereto.

Under the 1999 Plan, the exercise price of an option designated ISO shall not be less than the fair market value of the Common Stock on the date the option is granted. However, in the event an option designated ISO is granted to a ten-percent stockholder (as defined in the 1999 Plan), such exercise price shall be at least 110% of such fair market value. Exercise prices of Non ISO options may be less than such fair market value. The aggregate value of shares subject to options designated ISO and granted to a participant, that become exercisable in any calendar year shall not exceed $100,000. "Fair market value" will be the closing NASDAQ bid price or, if our Common Stock is not quoted by NASDAQ, will be as reported by the National Quotation Bureau, Inc., or a market maker of the our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith.


                                 -- Page 33 --

The Compensation Committee may, at its sole discretion, grant bonuses or authorize loans to or guarantee loans obtained by an optionee, to enable such optionee to pay any taxes that may arise in connection with the exercise or cancellation of an option.

Unless sooner terminated, the 1999 Plan will expire in 2009.


6(f)(iv) Non-Employee Director Stock Option Plan
------------------------------------------------

In March 2000, the Board of Directors adopted the Non-Employee Director Stock Option Plan (the "Director Plan"). The Director Plan provides for issuance of a maximum of 60,000 shares of Common Stock upon the exercise of stock options granted under the Director Plan. Options are granted until April 2009, to: i) non-employee directors as defined and; ii) members of any advisory board we establish who are not full-time employees of us or any of our subsidiaries. The Director Plan provides that each non-employee director will automatically be granted an option to purchase 15,000 shares of our Common Stock upon joining the Board of Directors, and on each September 1st thereafter, provided such person has served as a Director for the 12 months immediately prior to such September 1st. Similarly, each eligible director of an advisory board will receive an option to purchase 10,000 shares of our Common Stock upon joining the advisory board, and on each September 1st thereafter, provided such person has served as a director of the advisory board for the preceding 12 month period.

The exercise price for options granted under the Director Plan shall be not less than 100% of the fair market value of the Common Stock on the date of grant. The "fair market value" will be the closing NASDAQ bid price or, if the our Common Stock is not quoted by NASDAQ, the price as reported by the National Quotation Bureau, Inc., or a market maker of our Common Stock or, if the Common Stock is not quoted by any of the above, by the Board of Directors acting in good faith. Unless and until otherwise provided in the Stock Option Plan, the exercise price of options granted under the Director Plan must be paid at the time of exercise, either in cash or by delivery of shares of our Common Stock, or by equivalent combination of both. The term of each option commences on the date it is granted, and unless terminated sooner as provided in the Director Plan, expires five years from the date of grant. The Director Plan is administered by a committee of the Board of Directors composed of not fewer than three persons who are our officers (the "Committee"). The Committee has no discretion to determine which non-executive director or advisory board member will receive options, or the number of shares subject to the option, the term, or exercisability of the option. However, the Committee will make all determinations of the interpretation of the Director Plan. Options granted under the Director Plan are not qualified for incentive stock option treatment.


                                 -- Page 34 --

7.   DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

7(a) Common Stock
-----------------

The Company's authorized capital consists of 25,000,000 shares of Common Stock, par value $.001 per share. As of November 30, 2000, there were 10,102,131 shares of Common Stock issued and outstanding.

Holders of shares of our  Common  Stock are  entitled  to cast one vote for each share held at all stockholders' meetings for all purposes, including the election of Directors. Directors are elected each year at our annual meeting of stockholders to serve for a period of one year, and until their respective successors have been duly elected and qualified. Common stockholders have the right to share ratably in such dividends on shares of Common Stock as may be declared by the Board of Directors out of funds legally available therefore. Upon liquidation or dissolution, each outstanding share of Common Stock will be entitled to share equally in our assets that are legally available for distribution to stockholders after the payment of all debts and other liabilities, subject to any superior rights of the holders of Preferred Stock. Common stockholders have no preemptive rights. There are no conversions or redemption privileges or sinking fund provisions with respect to the Common Stock. All of the outstanding shares of Common Stock are, and all of the shares of Common Stock offered hereby will be, validly issued, fully paid and non-assessable. The Common Stock does not have cumulative voting rights, so holders of more than 50% of the outstanding Common Stock can elect 100% of the Directors of the Company if they choose to do so.

7(b) Preferred Stock
--------------------

In addition to the Common Stock described above, the Company's authorized capital consists of 5,000,000 shares of Preferred Stock, $.001 par value. As of November 30, 2000, there were no shares of Preferred Stock issued and outstanding.


                                 -- Page 35 --

8. MARKET PRICE OF, AND DIVIDENDS ON, THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
--------------------------------------------------------------------------------

There is no established trading market for the Company's Common Stock. We have not paid any cash dividends and do not anticipate that we will pay cash dividends in the foreseeable future. Payment of dividends is within the discretion of our Board of Directors, and will depend, among other factors, upon our earnings, financial condition and capital requirements. The Company has approximately 450 record holders of its Common Stock.


                                 -- Page 36 --

9.   RECENT SALES OF UNREGISTERED SECURITIES
--------------------------------------------------------------------------------

The following information relates to all securities sold by the Company within the past three years, without registration under the Securities Act of 1933, as amended (the "Act"). No underwriters were involved in these transactions.

In July 1998, the Company issued 25,000 shares of Common Stock and warrants to purchase 30,000 shares of Common Stock to one accredited investor in a private transaction for an aggregate purchase price of $55,000. This transaction was exempt from registration under Section 4(2) of the Act, as a transaction by an issuer not involving a public offering.

During 1999, the Company issued 24,998 shares of its common stock to a creditor as payment for accrued liabilities in the amount of $24,998. The Company also issued 185,000 shares of its common stock to a note holder as consideration for an extension of the maturity date of the note. These issuances were exempt transactions under Section 4(2) of the Act.

In September 1999, the Company issued promissory notes to certain stockholders of the Company (all of whom were accredited investors) for an aggregate consideration of $825,000. This sale was exempt from registration under Section 4(2) of the Act.

In December 1999, the Company sold to accredited investors twenty units, each consisting of 30,000 shares of Series A Cumulative Convertible Redeemable Preferred Stock, for an aggregate price of $1,618,855, of which an aggregate of $793,855 was paid in cash and $825,000 was paid by surrender of the promissory notes referred to in the preceding paragraph. This offering was an exempt transaction pursuant to Section 4(2) of the Act and Rule 506 promulgated thereunder.

In June 2000, all of the Series A Cumulative Convertible Redeemable Preferred Stock was redeemed by the Company in connection with the sale of Briar Meadows and Royal Crest (see Part I, Item 1(i): Recent Sales of Properties) for consideration that included the issuance to the Investors of new promissory notes in the aggregate principal amount of $1.2 million. This transaction was exempt from registration under Section 4(2) of the Act.



                                 -- Page 37 --

10.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
--------------------------------------------------------------------------------

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of November 30, 2000 by: (i) each person who we know to own beneficially more than 5% of our outstanding Common Stock; (ii) each of our directors and officers; and (iii) all of our directors and officers as a group. As of November 30, 2000, there were $ 9,717,131 shares of Common Stock issued and outstanding.



OWNER                              SHARES OWNED       PERCENTAGE
-----------------------------------------------------------------
Robert MacFarlane (1)                2,950,500            30.4%
c/o Daniel G. Hayes, Esq.
83 Boutwell Trust (1)
9324 West St., Suite 101
Manassas, VA 20110

Robert M. Kohn (2)                   2,374,500            24.4%
International Business and Realty
Consultants, LLC
c/o Daniel G. Hayes, Esq.
9324 West St., Suite 101
Manassas, VA   20110

R. Karim Chowdhury (3)                       0             0.0%
One Odell Plaza
Yonkers, NY 10701

Joel Heffron                           200,000             2.1%
c/o Risk Management Corp.
P.O. Box 3685
Beverly Hills, CA 90212

Daniel G. Hayes, Esq.                        0             0.0%
9324 West St., Suite 101
Manassas, VA 20110

Robert Pozner
454 Stevens Avenue
Ridgewood, NJ 07450                    650,000             6.7%
-----------------------------------------------------------------

Officers and Directors Group         6,175,000            63.5%
Total (5 persons)


(1) 83 Boutwell Trust is an irrevocable trust in which Robert MacFarlane, the Chief Executive Officer of Homes for America Holdings, Inc., retains voting control.

(2) IBRC is solely owned by Ms. Christine Kohn, the wife of Mr. Robert Kohn, a Director and the Chief Acquisition Officer of the Company. IBRC performs services for the Company and owns all of the indicated shares. Mr. Kohn disclaims beneficial interest in the shares held by IBRC.

(3)  Excludes options to purchase no less than 25,000 shares of Common Stock.


                                 -- Page 38 --

11.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
--------------------------------------------------------------------------------

The Company engages one of its shareholders, International Business Realty Consultants, LLC ("IBRC") to perform various consulting services related to the purchase, acquisition and management of its our properties.

Mr. Robert M. Kohn, Chief Operating Officer and a Director of Homes For America, is an officer of IBRC and receives consulting fees for services on behalf of IBRC, including real estate acquisition and development services, review and due diligence investigation of prospective properties, and the negotiation and representation of the Company in its acquisitions and the related applications for financing, including equity and tax credit sales related to such acquisitions. In addition to consulting fees, Mr. Kohn may receive separate compensation as brokerage fees upon the purchase or sale of acquisitions or tax credits.

During fiscal year 1998, Mr. Kohn received commissions of $145,000 and consulting fees of $132,500, bringing the total of such payments made by the Company during 1998 to $277,500. During fiscal year 1999, Mr. Kohn received commissions of $221,000 and consulting fees of $189,000, totaling $410,000. During fiscal year 2000, Mr. Kohn received commissions of $102,500 and consulting fees of $210,000, totaling $312,500. Other than his fees and commissions, M. Kohn has no interest in any of the above-described transactions.

                                 -- Page 39 --

12.  LEGAL PROCEEDINGS
--------------------------------------------------------------------------------

In January of 2000, litigation was started by the seller of Willow Pond/Glen Hills Apartments in Dallas, Texas in order to gain the release of certain escrow funds. The litigation was settled in September of 2000. The project was refinanced and the escrow funds were released to the seller.

In May of 2000, litigation was started for Homes For America, Inc., not affiliated with the Company, in order to prevent the Company from registering its name, Homes For America Holdings, Inc. The litigation is pending before the Trademark Trial and Appeal Board. There is no other relief sought, and the Company believes the proceedings will not have a materially adverse effect on its business.

The Company is not a party to any legal proceedings other than those described above. In the that could have a materially adverse effect on our business.


                                 -- Page 40 --

13.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
--------------------------------------------------------------------------------

In December 1998, our Board of Directors determined that it would be in our best interests to dismiss our independent accountant and auditors, Rappaport, Steele & Company, P.C., which acted as our independent accountant and auditors with respect to our financial statements for the two fiscal years ended December 31, 1996 and 1997. Rappaport, Steele and Company, P.C. was dismissed on December 12, 1998. The replacement of Rappaport, Steele & Company, P.C. was recommended and approved by our Board of Directors and is not the result of any disagreement with Rappaport, Steele & Company, P.C. on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure.

During the two fiscal years 1996 and 1997, no report issued by Rappaport, Steele & Company, P.C. contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During the two fiscal years 1996 and 1997, and subsequent periods, there was no disagreement with Rappaport, Steele & Company, P.C. regarding accounting principles, internal controls or practices, financial statement disclosure, auditing scope, procedure or any other matter.

Homes For America has provided Rappaport, Steele & Company, P.C. with a copy of the disclosure made under this Part II, Item 3. The accountant has in turn furnished a letter addressed to the Commission confirming their review of and agreement with the Company's statements. This letter has been filed as Exhibit
16.1 to the Company's registration statement.

In December 1998, our Board of Directors determined that it would be in our best interests to retain the services of Lazar Levine & Felix, LLP to replace Rappaport, Steele & Company, P.C. as our independent accountant and auditors. Lazar Levine & Felix, LLP was engaged on December 12, 1998. The firm has audited our financial statements for fiscal years 1998 and 1999.

During the two fiscal years prior to December 31, 1998, the Company did not consult with Lazar, Levine & Felix, LLP regarding the application of accounting principles to a specific completed or contemplated transaction or the type of audit opinion that might be rendered on the Company's financial statements, nor was any written or oral advice provided to the Company that was an important factor in reaching a decision as to any accounting, auditing or financial reporting issue. The Company did not consult the new accountant regarding any disagreement or event with the former accountant.

During the two fiscal years 1998 and 1999, no report issued by Lazar Levine & Felix, LLP contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the two fiscal years 1998 and 1999, and subsequent periods, there were no disagreements with Lazar Levine & Felix, LLP regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure nor any dispute between us and Lazar Levine & Felix, LLP with respect to our status as a "going concern."

Homes For America has provided Lazar, Levine, & Felix, LLP with a copy of the disclosure made under this Part II, Item 3.


                                 -- Page 41 --

                                    PART F/S
================================================================================

1. CONSOLIDATED FINANCIAL STATEMENTS FOR THE COMPANY FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED) AND FOR THE ELEVEN MONTH PERIODS ENDED NOVEMBER 30, 2000 AND 1999 (UNAUDITED)
--------------------------------------------------------------------------------


INDEPENDENT AUDITORS' REPORT
----------------------------

To the Board of Directors and Shareholders
Homes for America Holdings, Inc.

     We have audited the consolidated balance sheets of Homes for America Holdings, Inc. (a Nevada corporation) as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Homes for America Holdings, Inc. as of December 31, 1999 and 1998, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



LAZAR LEVINE & FELIX LLP


New York, New York
March 24, 2000


                                 -- Page 42 --

                        HOMES FOR AMERICA HOLDINGS, INC.
                           CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 1999 AND 1998 (AUDITED)
                     NOVEMBER 30, 2000 AND 1999 (UNAUDITED)
                     --------------------------------------

                                     ASSETS
                                     ------


                                                                  December 31,  December 31,   November 30,   November 30,
                                                                  1999          1998           2000           1999
                                                                  (Audited)     (Audited)      (Unaudited)    (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
 CURRENT ASSETS:
      Cash and cash equivalents                                   $   579,018    $  766,293    $   410,085     $   469,949
      Accounts receivable - tenants (Note 2j)                          57,962        17,799         52,418          54,811
      Accounts receivable - other fees (Note 2j)                      913,970       450,840        913,970         913,970
      Restricted deposits and funded reserves - current (Note 6)    5,500,304       518,645      1,559,684       5,427,958
      Prepaid expenses and other current assets                       494,140        53,057        501,189         459,131
      Due from officer (Note 3)                                        27,500         -             27,500          27,500
                                                                  -----------   -----------    -----------     -----------
TOTAL CURRENT ASSETS                                                7,572,894     1,806,634      3,464,846       7,353,319
                                                                  -----------   -----------    -----------     -----------

INVESTMENTS IN REAL ESTATE - NET (Notes 2e, 4, 7 and 8)            38,815,081     9,842,952     41,848,220      38,940,361
                                                                  -----------   -----------    -----------     -----------

FIXED ASSETS - NET (Notes 2e, 5 and 9)                                 55,050        48,574         30,703          57,263
                                                                  -----------   -----------    -----------     -----------

OTHER ASSETS:
      Restricted deposits and funded reserves (Note 6)                529,485     3,842,255        457,056         529,485
      Deferred financing costs - net (Note 2f)                      1,300,996       580,141      1,835,232       1,295,190
      Deferred asset management fee - net (Note 2g)                    87,170        95,750         93,871          86,455
      Pre-acquisition costs (Note 2h)                                 279,883       191,987        724,946         279,883
      Other assets                                                    269,373       372,262        269,373         269,373
                                                                  -----------   -----------    -----------     -----------
                                                                    2,466,907     5,082,395      3,380,478       2,460,386
                                                                  -----------   -----------    -----------     -----------

                                                                  $48,909,932   $16,780,555    $48,724,247     $48,811,329
                                                                  -----------   -----------    -----------     -----------

See accompanying notes


                                 -- Page 43 --

                        HOMES FOR AMERICA HOLDINGS, INC.
                      CONSOLIDATED BALANCE SHEETS (Cont'd)
                      DECEMBER 31, 1999 AND 1998 (AUDITED)
                     NOVEMBER 30, 2000 AND 1999 (UNAUDITED)
                     --------------------------------------

                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

                                                                  December 31,  December 31,   November 30,   November 30,
                                                                  1999          1998           2000           1999
                                                                  (Audited)     (Audited)      (Unaudited)    (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
      Accounts payable and accrued expenses                       $ 1,005,578   $   509,002    $  933,514     $1,005,578
      Tenants security deposits                                       392,824        75,011       453,842        385,095
      Unearned rent (Note 2j)                                          43,538         9,514        46,251         43,538
      Current portion - liabilities applicable to investments
      in real estate (Note 7)                                       3,794,727       701,972     4,040,178      3,794,727
      Current portion - notes payable (Note 8)                        734,432       313,000       660,001        673,229
      Current portion of capitalized leases payable (Note 9)            8,606        13,679         8,606          8,606
                                                                  -----------   -----------    -----------   -----------
TOTAL CURRENT LIABILITIES                                           5,979,705     1,622,178     6,142,392      5,910,773
                                                                  -----------   -----------    -----------   -----------
LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE (Note 7)      35,030,843    10,719,347    36,285,770     35,030,843
                                                                  -----------   -----------    -----------   -----------
LONG-TERM LIABILITIES - NET OF CURRENT PORTION:
      Notes payable (Note 8)                                          228,734       270,045       201,673        286,165
      Capitalized leases payable (Note 9)                              16,516        32,271        16,516         16,516
      Deferred income taxes (Notes 2i and 12)                         903,400       578,400     1,219,435        898,571
                                                                  -----------   -----------    -----------   -----------
                                                                    1,148,650       880,716     1,437,624      1,201,252
                                                                  -----------   -----------    -----------   -----------
MINORITY INTERESTS IN SUBSIDIARIES (Note 10)                        2,276,008     1,540,175       929,860      2,276,008
                                                                  -----------   -----------    -----------   -----------
SERIES A 8% CUMULATIVE CONVERTIBLE REDEEMABLE PREFERRED STOCK -
REDEMPTION VALUE (Note 11)                                          1,621,140             -             -      1,621,140
                                                                  -----------   -----------    -----------   -----------
COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS' EQUITY (Note 11):
      Common stock; $.001 par value; 25,000,000 shares authorized,
       8,561,681 and 8,351,683 shares issued in 1999 and 1998,
       respectively                                                     8,562         8,352         8,562          8,562
      Additional paid-in capital                                    1,159,743       947,955       947,955      1,159,743
      Retained earnings                                             1,685,281     1,061,832     2,972,084      1,603,008
                                                                  -----------   -----------    -----------   -----------
                                                                    2,853,586     2,018,139     3,928,601      2,771,240
                                                                  -----------   -----------    -----------   -----------

                                                                  $48,909,932   $16,780,55    $48,724,247    $48,811,329
                                                                  -----------   -----------    -----------   -----------


                                 -- Page 44 --

                        HOMES FOR AMERICA HOLDINGS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      DECEMBER 31, 1999 AND 1998 (AUDITED)
                     NOVEMBER 30, 2000 AND 1999 (UNAUDITED)
                     --------------------------------------



                                                                  December 31,  December 31,   November 30,   November 30,
                                                                  1999          1998           2000           1999
                                                                  (Audited)     (Audited)      (Unaudited)    (Unaudited)
---------------------------------------------------------------------------------------------------------------------------
REVENUES:
      Rental income (Note 2j)                                      $5,433,023    $2,400,036    $ 7,739,644    $4,979,271
      Real estate development fees                                    595,674     1,722,211              -       595,674
      Interest income                                                 106,858        56,398         17,695        97,922
      Gain on sale of bonds (Note 1)                                  825,000            -               -       825,000
      Other income                                                    796,110        55,222        255,280       766,210
      Gains on the sale of assets (Note 14)                                 -             -      1,430,653             -
                                                                  -----------   -----------    -----------   -----------
                                                                    7,756,665     4,233,867      9,443,272     7,264,077
                                                                  -----------   -----------    -----------   -----------
EXPENSES:
      Administrative expenses                                       2,136,037     1,233,421     2,677,579      1,955,360
      Maintenance and operating costs                                 960,190       332,947       626,008        881,215
      Utilities                                                       840,337       554,915       522,307        770,652
      Taxes and insurance                                             569,820       201,506       922,280        522,452
      Interest expense                                              1,428,908       558,293     2,545,981      1,389,832
      Depreciation and amortization                                 1,042,189       415,665     1,417,709      1,001,340
                                                                  -----------   -----------    -----------   -----------
                                                                    6,977,481     3,296,747     8,711,864      6,520,851
                                                                  -----------   -----------    -----------   -----------
INCOME BEFORE MINORITY INTERESTS AND PROVISION
      FOR INCOME TAXES                                                779,184       937,120       731,408        743,226

      Minority interests in net loss of consolidated subsidiaries
      (Note 10)                                                       171,550       243,503     1,248,288        171,550
                                                                  -----------   -----------    -----------   -----------
INCOME BEFORE PROVISION FOR INCOME TAXES                              950,734     1,180,623     1,979,696        914,776

      Provision for income taxes (Notes 2i and 12)                    325,000       398,700       692,893        320,171
                                                                  -----------   -----------    -----------   -----------
NET INCOME                                                        $   625,734   $   781,923   $ 1,286,803    $   621,605
                                                                  -----------   -----------    -----------   -----------

NET INCOME PER COMMON SHARE
      Basic                                                              $.07          $.11          $.13          $.07
      Diluted                                                            $.07          $.10          $.13          $.07
                                                                  -----------   -----------    -----------   -----------



                                 -- Page 45 --

                        HOMES FOR AMERICA HOLDINGS, INC.
           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      DECEMBER 31, 1999 AND 1998 (AUDITED)
                          NOVEMBER 30, 2000 (UNAUDITED)
                          -----------------------------



                                                         Additional     Stock
                                          Common         Paid-in        Subscription   Retained
                                          Stock          Capital        Receivable     Earnings            Total
-----------------------------------------------------------------------------------------------------------------------
Balance at December 31,
  1997                                   $  6,549        $  668,401     $ (211,268)      $ 279,909         $ 743,591
Sale of common stock                        1,803           273,554              -               -           275,357
Fair value of rent                              -             6,000              -               -             6,000
Receipt of stock subscription                   -                 -        211,268               -           211,268
Net income                                      -                 -              -         781,923           781,923
                                          -----------    -----------    -----------    -----------        -----------
BALANCE AT
  DECEMBER 31, 1998                         8,352           947,955              -       1,061,832         2,018,139
Preferred stock dividend requirement            -                 -              -          (2,285)           (2,285)
Issuance of shares in lieu of
  payment of accrued liabilities               25            24,973              -               -            24,998
Issuance of shares for
  professional fees                           185           184,815              -               -           185,000
Fair value of rent                              -             2,000              -               -             2,000
Net income                                      -                 -              -         625,734           625,734
                                          -----------    -----------    -----------    -----------        -----------
BALANCE AT
  DECEMBER 31, 1999                         8,562         1,159,743              -       1,685,281         2,853,586
Buyback of shares                               -          (211,788)             -               -          (211,788)
Net income                                      -                 -              -       1,286,803         1,286,803
                                          -----------    -----------    -----------    -----------        -----------
BALANCE AT
  NOVEMBER 30, 2000 (Unaudited)           $  8,562       $  947,955        $     -     $ 2,972,084        $3,928,601
                                          -----------    -----------    -----------    -----------        -----------



                                 -- Page 46 --

                        HOMES FOR AMERICA HOLDINGS, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998 (AUDITED)
   AND THE ELEVEN MONTH PERIODS ENDING NOVEMBER 30, 2000 AND 1999 (UNAUDITED)
   --------------------------------------------------------------------------



                                                                December 31,  December 31,     November 30,   November 30,
                                                                1999          1998             2000           1999
                                                                (Audited)     (Audited)        (Unaudited)    (Unaudited)
-------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
      Net income                                                 $ 625,734      $ 781,923    $ 1,286,803      $   621,605
      Adjustments to reconcile net income to net cash
      provided by operations
          Non-cash expense - rent                                    2,000          6,000              -                -
          Depreciation and amortization                          1,016,187        610,057      1,417,709        1,001,340
          Compensatory shares                                      185,000              -              -          185,000
          Minority interests                                      (171,550)      (243,503)    (1,248,288)        (171,550)
          Deferred income taxes                                    325,000        398,700        692,893          320,171
          Forgiveness of debt                                      (13,000)            -               -          (13,000)
      (Increase) decrease in assets:
          Accounts receivable - tenants                            (35,693)        (8,623)       (25,632)         (32,542)
          Accounts receivable - other                             (580,881)      (346,714)      (156,781)        (580,881)
          Prepaid expenses and other current assets               (456,111)       (52,697)             -         (421,102)
          Organization costs                                             -       (47,150)              -                -
          Operating escrow                                        (497,138)      (248,701)      (521,621)        (455,821)
          Other                                                          -              -     (1,430,653)               -
      Increase (decrease) in liabilities:
          Accounts payable and accrued liabilities                 384,749            317        614,740          353,867
          Due to related parties                                  (214,759)            -        (220,892)        (214,759)
          Tenant security deposits                                  93,949             -          55,979           86,220
          Real estate taxes payable                                318,995             -         445,002          318,995
          Unearned rent                                             30,159            (63)             -           30,159
                                                                -----------   -----------     -----------     -----------
               Net cash provided by operating activities         1,012,641        849,546        568,294        1,027,672
                                                                -----------   -----------     -----------     -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in real property                               (1,733,730)      (650,089)    (1,248,347)      (1,733,730)
      Capital expenditures                                         (74,809)       (60,000)             -          (74,809)
      Due from officer                                             (27,500)            -               -          (27,500)
      (Additions) to replacement reserves                         (750,423)       (31,016)      (378,480)        (687,248)
      Pre-acquisition costs                                        (87,896)       (57,577)             -          (87,896)
                                                                -----------   -----------     -----------     -----------
               Net cash (utilized) by investing activities      (2,674,358)      (798,682)    (1,626,827)      (2,611,183)
                                                                -----------   -----------     -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from sale of common stock                                 -        486,625              -                -
      Net proceeds from sale of preferred shares                 1,618,855             -         760,000        1,618,855
      Contributions from minority shareholders                     362,117        746,083              -          362,117
      Distributions to minority shareholders                      (115,881)            -               -         (115,881)
      Net proceeds from short-term loans                           525,591             -         162,053          525,591
      Payments of long-term debt                                   (84,396)      (245,577)             -          (84,396)
      Payments of capital lease obligations                        (20,828)       (24,680)             -          (20,828)
      Payments for bond issuance costs                            (205,906)      (203,250)             -         (205,906)
      Payments for financing costs                                (605,110)      (110,466)       (32,453)        (605,110)
                                                                -----------   -----------     -----------     -----------
               Net cash provided by financing activities         1,474,442        648,735        889,600        1,474,442
                                                                -----------   -----------     -----------     -----------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS              (187,275)       699,599       (168,933)        (109,069)

      Cash and cash equivalents, beginning of year                 766,293         66,694        579,018          579,018
                                                                -----------   -----------     -----------     -----------
CASH AND CASH EQUIVALENTS, END OF YEAR                           $ 579,018      $ 766,293      $ 410,085        $ 469,949
                                                                -----------   -----------     -----------     -----------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
      Interest paid                                              $ 535,727       $ 63,363      $ 942,012        $ 514,237
      Income taxes paid                                                  -              -              -                -




                                 -- Page 47 --

                        HOMES FOR AMERICA HOLDINGS, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998
                           --------------------------
                  (Information as of and for the Periods Ended
                    November 30, 2000 and 1999 is unaudited)



NOTE 1 - DESCRIPTION OF BUSINESS:

Homes for America Holdings, Inc., a Nevada Corporation ("the Company") established in 1996, is engaged in the business of (a) acquiring, rehabilitating and managing select "Affordable Housing" properties; (b) acquiring and converting specially situated, non-residential properties into residential rentals or condominium sales; and (c) acquiring multi-use residential real estate. As to the Affordable Housing portion of the portfolio, the Company sells partnership interests through newly formed subsidiaries, including "tax-credit" benefits, according to Section 42 of the IRS Code, and depreciation and amortization for equity, acquisition and management fees.

The Company's wholly-owned subsidiaries are:

(i) Glen Hills Homes for America, Inc., a Texas corporation, which is the General Partner in Dallas/Glen Hills L. P. ("Dallas/Glen/Hills")

(ii) Prairie Village-Homes for America, Inc., an Indiana corporation, which is the General Partner of Middlebury Elkhart, L.P. ("Prairie Village")

(iii)Putnam Homes for America Holdings, Inc., a Connecticut corporation, which is the General Partner of TVMJG 1996-Putnam Square Limited Partnership ("Putnam")

(iv) BriarMeadows/Homes for America, Inc., a Texas corporation ("BriarMeadows")

(v)  Arlington/Homes for America, Inc., a Texas corporation ("Arlington")

(vi) Lakes Edge Homes Holdings, Inc., a Florida Corporation ("Lakes Edge")

(vii) Country Lake Homes Holding, Inc., a Florida Corporation ("Country Lake"

(viii) Homes For America Real Estate Services, Inc., a Texas corporation ("RES")

Glen Hills Homes for America, Inc., Prairie Village-Homes for America, Inc., and Putnam Homes for America Holdings, Inc., ("the general partners"), have no other operating activities.

On December 18, 1998, BriarMeadows purchased an apartment property (land and building) located in Dallas, Texas, from an unrelated party for a cost of $1,050,000. The Company financed the entire purchase price (see Note 7). The operations of this rental property are included in the consolidated financial statements from the date of acquisition.

On December 21, 1998, Arlington purchased a tract of land in Arlington, Texas, from an unrelated party, for an aggregate cost of $1,000,000. The Company financed the entire purchase price (see Note 7). The Company has received approval from the City of Arlington to construct a 210-unit apartment complex and is presently negotiating for permanent financing for this project. Construction is expected to begin in July 2000, with completion anticipated in April 2001.

On June 30, 1999, Lakes Edge acquired a 48% general partner interest in Lakes Edge, L.P. Simultaneously with this transaction, Lakes Edge purchased certain Multifamily Mortgage Revenue Bonds (issued by the Housing Finance Authority of Dade County, Florida) and consequently, all the rights accorded the holder of such bonds. The bonds, which were purchased with the proceeds of a loan, were immediately sold and Lakes Edge recognized a gain of $825,000.

On November 9, 1999, Country Lake purchased certain Multifamily Mortgage Revenue Bonds (issued by the Housing Finance Authority of Palm Beach County, Florida) and consequently, all the rights accorded the holder of such bonds. The bonds were purchased with the proceeds of a loan.


                                 -- Page 48 --

During 1999, the Company established a new subsidiary, Homes for America Real Estate Services, Inc., ("RES"). This new subsidiary will provide management services to the Company's other subsidiaries as well as to other unrelated entities. As of December 31, 1999, RES is inactive.

CERTAIN PROVISIONS OF LIMITED PARTNERSHIP AGREEMENTS:

Dallas/Glen Hills, L.P.:

Dallas/Glen Hills, L.P., (Dallas/Glen Hills) was formed in October 1995 and commenced operations in February 1996. The partnership agreement was amended in March 1997, to provide for the withdrawal or reduction in ownership interest of the existing partners and the contribution of capital and the admittance of new partners, with the general partner being Glen Hills Homes for America, Inc., a wholly-owned subsidiary of the Company. Dallas/Glen Hills was organized to purchase, rehabilitate and operate the Willow Pond Apartment Project ("the Project") located in Dallas, Texas. The Project received an allocation of low income housing tax credits from the Texas Department of Housing and Community Affairs under Section 42 of the Internal Revenue Code, which regulates the use of the Project as to occupant eligibility and unit gross rent, among other requirements. As such, the Project is required to lease a minimum of 40% of its units to families whose income is 60% or less of the area median gross income. The project must meet the provisions of these regulations during each of 15 consecutive years in order to remain qualified to receive these credits.

Losses, subject to certain provisions, and tax credits are allocated .01% to the general partner and 99.99% to the limited partners. Operating profits, subject to certain provisions, are allocated first to the extent of losses previously allocated then based on cash distributions already made or to be made. However, annual distributable cash flow is first utilized to satisfy loans and certain accrued and unpaid liabilities, in accordance with the partnership agreement, and then to satisfy various fees and obligations to the general partner. Finally, any distributable cash flow remaining after the general partner's fees and obligations are satisfied, is distributed 50.1% to the general partner and 49.9% to the limited partners.

The cumulative effect of the distribution priorities is that the general partner receives approximately 95% of the partnership's distributable cash flow, giving it an overwhelming financial interest in the partnership. In addition to the general partner's overwhelming financial interest, its sole involvement in and responsibility for the financial policies and day-to-day operations of the property and the rights granted by the partnership agreement to the general partner to exclusively manage the affairs of the partnership gives the general partner control over the partnership.

Middlebury Elkhart, L.P.:

Middlebury Elkhart, L. P., (Prairie Village) was formed in July 1997 and in December 1998, acquired a 110-unit apartment building (including land) in Elkhart, Indiana, from an unrelated party, for rental to low income tenants. The original cost of this investment approximated $800,000 which was paid in cash. Rehabilitation of this building is now expected to be completed in 2000. Prairie Village has applied to receive an allocation of low income housing tax credits from the Indiana Housing Finance Authority under Section 42 of the Internal Revenue Code of 1986, as amended. As such, similar to Dallas/Glen Hills, management is required to lease a minimum of 40% of Prairie Villages units to families whose income is 60% or less of the area median gross income. Under the terms of an amended partnership agreement dated December 1998, Prairie
Village-Homes for America, Inc., became the general partner and has a .1% interest in the partnership.

Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 80% to the general partner and 20% to the limited partners.


                                 -- Page 49 --

The cumulative effect of the distribution priorities is that the general partner receives approximately 80% of the partnership's distributable cash flow, giving it an overwhelming financial interest in the partnership. In addition to the general partner's overwhelming financial interest, its sole involvement in and responsibility for the financial policies and day-to-day operations of the property, and the rights granted by the partnership agreement to the general partner to exclusively manage the affairs of the partnership gives the general partner control over the partnership.


TVMJG 1996-Putnam Square Limited Partnership:

TVMJG 1996-Putnam Square Limited Partnership (Putnam Square) was formed in February 1996 for the purpose of acquiring, developing and operating a 18-unit rental housing project in Bridgeport, Connecticut. The housing project has qualified and been allocated low income housing tax credits pursuant to Section 42 of the Internal Revenue Code of 1986. The general partner, Putnam Homes for America Holdings, Inc., has a 1% interest in the partnership.

Profits, losses and tax credits generally are allocated to the partners in accordance with their ownership interests. However, annual distributable cash flow is first utilized to satisfy unpaid liabilities, as set forth in the partnership agreement, then the remainder is distributed 75% to the general partner and 25% to the limited partners.

The cumulative effect of the distribution priorities is that the general partner receives approximately 75% of the partnership's distributable cash flow, giving it an overwhelming financial interest in the partnership. In addition to the general partner's overwhelming financial interest, its sole involvement in and responsibility for the financial policies and day-to-day operations of the property, and the rights granted by the partnership agreement to the general partner to exclusively manage the affairs of the partnership gives the general partner control over the partnership.

General:

The general partners have also entered into guaranty agreements with the limited partners of each partnership, whereby the general partner has agreed to fund (i) operating deficits (as defined in each agreement) incurred during a specific period and (ii) replacement reserve escrow accounts to meet replacement reserve obligations during the guaranty period.

All fees paid to the general partner, according to terms of the partnership agreements, have been eliminated upon consolidation.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)      Principles of Consolidation:

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles and include the accounts of the Company and all of its wholly-owned subsidiaries (which include the general partners).

While the general partners are entitled to less than 50% of the profits and losses of the limited partnerships, under the partnership agreements their participation in distributable cash flow is always in excess of 75%, giving them an overwhelming financial interest in the partnerships. In addition to the general partners' overwhelming financial interests, their sole involvement in and responsibility for the financial policies and day-to-day operations of the properties, and the rights granted by the partnership agreements to the general partners to exclusively manage the affairs of the partnership gives the general partner control over the partnership.

As such, according to the provisions of Statement of Position 78-9 "Accounting for Investments in Real Estate Ventures," the Company, as the controlling investor, accounts for such investments under the principles of accounting applicable to investments in subsidiaries. See also Note 10 re: Minority Interests.


                                 -- Page 50 --

All material intercompany balances and transactions have been eliminated.


(b)      Use of Estimates:

In preparing financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.


(c)      Statements of Cash Flows:

For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents.


(d)      Comprehensive Income:

SFAS 130 "Reporting Comprehensive Income" is effective for years beginning after December 15, 1997. This statement prescribes standards for reporting other comprehensive income and its components. Since the Company currently does not have any items of other comprehensive income, a statement of comprehensive income is not yet required.


(e)      Property and equipment:

Land, buildings, furniture and equipment, including investment property, is recorded at cost. Depreciation is computed using the straight-line method as follows: Buildings and improvements 27 1/2 - 40 years
Furniture and equipment 7 years

Building improvements are capitalized, while expenditures for maintenance and repairs are charged to operations. Depreciation expense for the years ended December 31, 1999 and 1998 aggregated $845,058 and $403,163, respectively. Depreciation expense for the eleven-month periods ended November 30, 2000 and 1999 aggregated $1,417,709 and $774,636, respectively.


(f)      Deferred Financing Costs:

Costs directly associated with obtaining permanent debt financing have been deferred and are being amortized on a straight-line basis over the term of the permanent loans. Accumulated amortization at December 31, 1999 and 1998 aggregated $86,716 and $17,055, respectively. Amortization expense for the years ended December 31, 1999 and 1998 aggregated $69,661 and $9,746, respectively. Amortization expense for the eleven-month periods ended November 30, 2000 and 1999 aggregated $72,861 and $63,855, respectively.


(g)      Deferred asset management fee:

The asset management fee paid to an affiliate of the limited partner in Dallas/Glen Hills is being amortized over the life of the 15-year agreement. Accumulated amortization at December 31, 1999 and 1998 aggregated $23,586 and $15,006, respectively. Amortization expense for the years ended December 31, 1999 and 1998 aggregated $8,580 and $8,575, respectively. Amortization for the eleven-month periods ended November 30, 2000 and 1999 aggregated $8,585 and $7,865, respectively.


                                 -- Page 51 --

(h)      Pre-Acquisition Costs:

Costs incurred in pursuit of new acquisitions including, but not limited to, professional, consulting, travel and due diligence expenditures, are deferred, pending either the acquisition of the property or the determination by management that a particular property will not be acquired. Certain of these costs may be reimbursed to the Company upon acquisition of the property. Costs remaining upon the consummation of an acquisition are capitalized and become part of the Company's investment in the related entity. Internal costs associated with identifying and acquiring properties which will be operating upon acquisition are expensed as incurred. Internal costs related to pre acquisition activities incurred to identify and acquire a property that will be considered as nonoperating upon acquisition, are capitalized as part of the cost of acquisition. Alternatively, at such time that management determines that acquisition of the property is not feasible, any deferred costs are charged to expense.

At December 31, 1999 and 1998 and November 30, 2000 and 1999 (Unaudited) pre-acquisition costs were comprised of the following:

                          December 31, December 31, November 30, November 30,
                          1999         1998         2000         1999
                                                    (Unaudited)  (Unaudited)
--------------------------------------------------------------------------------
UDR Portfolio ........... $   --       $166,487     $   --       $   --
Schenectady ............. $   --       $ 25,500     $   --       $   --
Villa Americana ......... $249,332     $   --       $200,268     $249,332
Haverford ............... $ 30,551     $   --       $152,714     $ 30,551
Lake Crystal ............ $   --       $   --       $224,297     $   --
Amherst Gardens ......... $   --       $   --       $ 10,792     $   --
Odessa Texas ............ $   --       $   --       $ 25,000     $   --
Mandarin Pines .......... $   --       $   --       $ 47,261     $   --
Western Park ............ $   --       $   --       $ 64,614     $   --
--------------------------------------------------------------------------------
                          $279,883     $191,987     $724,946     $279,883


(i)      Income Taxes:

The Company accounts for its income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach in accounting for income taxes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled. Deferred income taxes result principally from utilizing the accrual basis for financial reporting purposes and the cash basis for income tax purposes. No Federal or state income taxes are payable by the partnerships, and none have been provided for.


(j)      Revenue Recognition:

Rental income is recognized, on a straight-line basis, as rent becomes due. Rental payments received in advance are deferred until earned. The Company does not believe that an allowance for doubtful accounts is necessary at this time.

When the Company acquires a rental property, which is eligible for tax credits, it establishes a limited partnership in which individuals and entities invest funds to purchase the use of these credits. Limited partners, by participating in the partnership, are eligible for a proportionate share of these credits represented by their equity interests in the limited partnership. The Company records the receipts from the sale of these credits, as income, in the year such credits are allocated to the rental property. The Company, as the general partner, is allowed to earn certain fees for its services, relating to the development, construction and attainment of tax credits. Such fees are recognized as earned and are classified as real estate development fees. If received from the partnership, such fees eliminate upon consolidation.


                                 -- Page 52 --

Interest earned on the Company's and its subsidiaries bank accounts are recorded as earned and reflected as interest income. Other income consists of late fees, application fees, commissions etc.

(k)      Earnings Per Share:

Basic and diluted earnings per share has been computed according to the standards of SFAS No. 128 "Earnings Per Share". The following schedule presents the calculation of basic and diluted earnings per share for income from continuing operations:


                                               Dec. 31,    Dec. 31,   Nov. 30,     Nov. 30,
                                               1999        1998       2000          1999
                                                                     (Unaudited)  (Unaudited)
---------------------------------------------------------------------------------------------
Basic/diluted earnings per share:
Income from continuing operations ........... $  625,734  $  781,923  $  586,923  $  621,605
Less: Preferred stock dividend requirement .. $    2,285  $     --    $     --    $     --
                                              ----------  ----------  ----------  ----------
Income from continuing operations
available to common shareholders ............ $  623,449  $  781,923  $  586,923  $  621,605
                                              ----------  ----------  ----------  ----------
Weighted average common stock
outstanding for basic earnings per share .... $8,456,682  $7,480,323  $9,717,131  $8,456,682
Assumed conversion of cheap warrants ........ $     --      $ 30,000  $     --    $     --
Assumed conversion of convertible
preferred stock ............................. $  121,500  $     --    $     --    $  121,500
                                              ----------  ----------  ----------  ----------

Weighted average common stock
outstanding for diluted earnings per share   $ 8,578,182  $7,510,323  $9,717,131  $8,578,182
                                              ----------  ----------  ----------  ----------


(l)      Investment in Joint Venture:

During 1999, the Company formed a 50/50 joint venture with another entity. The Company's investment in this joint venture, which has been established as a limited liability company, is being reflected under the equity method of accounting.


(m)      Fair Value of Financial Instruments:

The carrying amounts of cash and cash equivalents, receivables, accounts payable, and accrued liabilities approximate fair value because of the short maturity of these instruments. The carrying amount of investments approximates fair market value. The carrying amount of long-term debt approximates the estimated fair value of debt and is based on borrowing rates currently available with similar terms and average maturities.


(n)      Recent Pronouncements:

In March 2000, the Financial Accounting Standards Board (FASB) issued Interpretation No. 44 (FIN 44), "Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25." Fin 44 clarifies the application of APB No. 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options and the accounting treatment for options assumed in business combinations. FIN 44 is effective on July 1, 2000, but is applicable for certain transactions dating back to December 1998. The Company does not believe that the adoption of FIN 44 will have a material impact on the Company's financial position or results of operations.


                                 -- Page 53 --

In December  1999, the  Securities  and Exchange  Commission  (SEC) issued Staff
Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." (SAB No. 101). SAB No. 101 expresses the views of the SEC staff in applying generally accepted accounting principles to certain revenue recognition issues. The Company will adopt the provisions of SAB No. 101 no later than the fourth quarter of fiscal 2000 and expects that its adoption will have no material impact on its financial position or its results of operations.


(o)      Stock-Based Compensation:

SFAS No. 123 "Accounting for Stock Based Compensation", effective January 1, 1996, requires the Company to either record compensation expense or to provide additional disclosures with respect to stock awards and stock option grants made after December 31, 1994. No compensation expense is recognized pursuant to the Company's stock option plans under SFAS No. 123, which is consistent with prior treatment under APB No. 25.


(p)      Reclassifications:

Certain reclassifications have been made to the 1998 financial statements to correspond to the presentation used in 1999.

(q)      Interim Financial Information

The interim financial data as of November 30, 2000 and for the eleven-month periods ended November 30, 2000 and 1999, is unaudited. The information reflects all adjustments, consisting only of normal recurring adjustments that, in the opinion of management, are necessary to present fairly the financial position and results of operations of the Company for the periods indicated. Results of operations for the interim periods are not necessarily indicative of the results of operations for the full year.


NOTE 3 - DUE FROM OFFICER:

As of December 31, 1999, an officer had an outstanding loan payable to the Company in the amount of $27,500. This loan is due on December 31, 2000 and bears interest at an annual rate of 8%.


NOTE 4 - INVESTMENTS IN REAL ESTATE:

Investments in real estate properties, which are held primarily for development and operation, represent the rental properties owned by the Company and the limited partnerships and consist of the following:


                                    Dec. 31,      Dec. 31,       Nov. 30,       Nov. 30,
                                    1999          1998           2000           1999
                                                                 (Unaudited)    (Unaudited)
---------------------------------------------------------------------------------------------
Buildings and improvements .......  $ 29,776,537   $  6,878,107   $ 30,625,984   $ 29,776,537
Furniture, fixtures and equipment      2,629,955      1,243,508      2,629,955      2,629,955
Construction in progress .........     1,689,418        132,978      3,892,347      1,689,418
                                    ------------   ------------   ------------   ------------
                                      34,095,910      8,254,593     37,148,286     34,095,910
Less: accumulated depreciation and
amortization .....................    (1,527,355)      (724,411)    (1,546,592)    (1,402,075)
                                    ------------   ------------   ------------   ------------
                                      32,568,555      7,530,182     35,601,694     32,693,835
Land .............................     6,246,526      2,312,770      6,246,526      6,246,526
                                    ------------   ------------   ------------   ------------
                                    $ 38,815,081   $  9,842,952   $ 41,848,220   $ 38,940,361
                                    ------------   ------------   ------------   ------------


                                 -- Page 54 --

In accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" the Company evaluates, on an ongoing basis, the carrying amounts of its investments in real estate (and fixed assets - see Note 5) to determine if there has been any impairment of those carrying values. If an impairment is found to exist, it is the Company's policy to recognize such impairment at that time.

The Company utilizes various methods to measure the carrying value of its real estate assets to determine if an impairment has occurred, including:

a. Reviewing the market value of a property through the use of outside, independent appraisals often conducted prior to securing a purchase and sale agreement and also upon the refinancing of the Company's acquisitions. Appraisals are often required by lenders as a condition of the financing.

b. Assets are routinely monitored for significant physical changes. Particular concern is given to maintaining and upgrading the properties to keep them competitive in their respective market places. Again, these are issues that are of great concern to lenders. The Company expends a great deal of resources in maintaining the physical integrity of the assets and, in fact, has established a variety of renovation and rehabilitation escrows for exactly that purpose.

c. The Company monitors the legal, regulatory and business climates for any events that could have an adverse impact on the carrying value of the assets. Examples of these types of events would include the promulgation of new rules by governmental agencies, new laws requiring compliance or otherwise affecting the operation, or any other significant event. When such an event is identified, the costs to comply or remediate are determined and their impact on the property is measured.

d. The Company continuously budgets and projects future operating periods. These forecasts are designed to ascertain that the properties will be profitable in future periods and produce positive cash flow. In the event that any adverse events are identified that, in the judgment of the Company, impair the carrying value of the asset, it is the Company's policy to determine the carrying value of the asset by estimating the sum of future cash flows (undiscounted and without interest charges) and measure it against the current carrying value of the asset. If the sum of the future cash flows is less than the carrying value of the asset, then an impairment loss is recognized in accordance with the requirements of SFAS 121.

Through December 31, 1999, there has been no such impairment.


NOTE 5 - FIXED ASSETS:

Fixed assets consist of the following:


                                Dec. 31,  Dec. 31,   Nov. 30,   Nov. 30,
                                1999      1998       2000       1999
                                                  (Unaudited) (Unaudited)
--------------------------------------------------------------------------------
Office equipment .............  $ 81,610   $ 63,261   $ 55,050  $ 81,610
Less: accumulated depreciation   (26,560)   (14,687)   (24,347)  (24,347)
                                --------   --------   --------   --------
                                $ 55,050   $ 48,574   $ 30,703  $ 57,263
                                --------   --------   --------   --------

See also Note 4 regarding impairment.


                                 -- Page 55 --

NOTE 6 - RESTRICTED DEPOSITS AND FUNDED RESERVES:

The terms of the partnership agreements require that various escrow accounts be maintained in amounts and for periods as set forth in each agreement. As of December 31, 1999 and 1998, restricted deposits and funded reserves consist of the following:

                                    Dec. 31,    Dec. 31,   Nov. 30,     Nov. 30,
                                    1999        1998       2000         1999
                                                         (Unaudited) (Unaudited)
--------------------------------------------------------------------------------
CURRENT ASSETS:
Tax and escrow reserves .......... $  465,659 $  155,279  $  411,980  $  424,342
Rehabilitation reserves ..........    373,000    260,000        --       341,971
Replacement reserves .............    761,714    103,366     608,731     761,714
Debt reduction escrow (Note 7) ...  1,500,000       --          --     1,500,000
Restricted mortgage funds (Note 7)  2,399,931       --       538,973   2,399,931
                                   ----------  ----------  ----------  ---------
                                    5,500,304    518,645   1,559,684   5,427,958
                                   ----------  ----------  ----------  ---------

OTHER ASSETS:
Debt reduction escrow (Note 7) ...       --    1,500,000        --          --
Restricted mortgage funds (Note 7)       --    2,176,840        --          --
Operating reserves ...............    529,485    165,415     457,056     529,485
                                   ----------  ----------  ----------  ---------
                                      529,485  3,842,255     457,056     529,485
                                   ----------  ----------  ----------  ---------
TOTAL ............................ $6,029,789 $4,360,900  $2,016,740  $5,957,443
                                   ----------  ----------  ----------  ---------


NOTE 7 - LIABILITIES APPLICABLE TO INVESTMENTS IN REAL ESTATE:

Liabilities applicable to investments in real estate consist of the following:


                                    Dec. 31,      Dec. 31,       Nov. 30,       Nov. 30,
                                    1999          1998           2000           1999
                                                                 (Unaudited)    (Unaudited)
-----------------------------------------------------------------------------------------
Mortgage loans payable .......  $ 16,943,204   $ 11,127,600    $ 18,393,200  $ 16,943,204
Bonds payable ................    21,105,000           --       21,105,000     21,105,000
Note payable .................          --           13,000           --             --
                                 ------------   ------------  ------------   ------------
                                  38,048,204     11,140,600     39,498,200     38,048,204
Less: Non-current portion ....   (35,030,843)   (10,719,347)   (36,285,770)   (35,030,843)
                                 ------------   ------------  ------------   ------------
                                   3,017,361        421,253      3,212,430      3,017,361
Accrued interest payable .....       114,838         88,801        132,346        114,838
Accounts payable - acquisition       105,184         31,553        105,184        105,184
Real estate taxes payable ....       557,344        160,365        590,218        557,344
                                 ------------   ------------  ------------   ------------
Current portion of liabilities  $  3,794,727     $  701,972   $  4,040,178   $  3,794,727



Dallas/Glen Hills entered into a mortgage loan agreement in February 1996, with a bank, in the amount of $5,350,000. As of December 31, 1999, the mortgage balance was $4,066,304. The loan bears interest at an annual rate of 8.25% and monthly principal and interest payments of $42,182 are payable until February 2011. The mortgage loan matures in March 2011 and is collateralized by the Dallas/Glen Hills property. The partnership has funded a debt escrow account in the amount of $1,500,000. This amount was released and applied against the outstanding loan balance upon refinancing the completion of, the refinancing of this mortgage in September 2000.


                                 -- Page 56 --

Prairie Village, in December 1998, entered into a $3,236,900 mortgage loan with a lender relating to the issuance of a total of $3,230,000 in Mortgage Revenue Refunding Bonds, issued by the City of Elkhart, Indiana. As of December 31, 1999, the Company had drawn down $2,007,023 with the balance of $1,229,877, held in an escrow account to be released in 2000 upon completion of the rehabilitation of this project. The loan bears interest at an annual rate of 5.85%, and requires monthly payments of interest only through June 2000.
Beginning July 2000, monthly principal and interest payments of $19,096 are payable for 30 years. The loan agreement requires monthly payments of principal and interest sufficient to meet sinking fund requirements for payments of amounts due under the bonds, based on their varying maturities and interest rates.

Putnam Square is obligated under two promissory notes aggregating $400,000. Monthly payments of principal and interest, at 8% per annum, of $3,087 are due to the extent of surplus cash as defined in the notes. The notes mature in January 2014 and are secured by a mortgage on the Bridgeport, Connecticut property. As of December 31, 1999, the outstanding balance was $400,000. $200,000 of this note is payable to the Company (and has been eliminated in consolidation) and the balance is due to the former general partner. The partnership is also obligated under a promissory note payable to the Company, as the general partner, in the amount of $200,000 in connection with the development fee (which amount has also been eliminated in consolidation). The note bears interest at an annual rate of 7% per annum, and is payable from cash flow as defined in the partnership agreement. The note matures on December 31, 2006, and is unsecured.

In September 1999, Briar Meadows entered into a loan agreement with a bank and received proceeds in the amount of $1,500,000. The proceeds from this loan were used to repay (i) a 15.25% note in the amount of $500,000, with an original maturity date of June 17, 2000 and (ii) the balance outstanding under a term note in the amount of $832,463. The loan accrues interest at the lesser of the "Applicable Rate" or the "Maximum Lawful Rate", both terms as defined in the agreement. This note matures on January 31, 2001, and, as of December 31, 1999, the interest rate was 8.98%. Arlington is obligated under a promissory note in the amount of $1,200,000. This note accrues interest at an annual rate of 15 1/4% which is payable monthly. The note may be prepaid under specific conditions as long as three months of interest payments have been made. This note matures on June 17, 2000.

In June 1999, Lakes Edge entered into a loan agreement with a mortgage company and received proceeds in the amount of $1,400,000. Interest is payable monthly at the rate of 11% per annum and the note matures in August 2010. $1,170,054 is being held in an escrow account and will be released when rehabilitation work is completed in 2000.

In connection with the acquisition of the Lakes Edge property, the Company assumed the liability of $14,850,000 in Multifamily Mortgage Revenue Bonds 1985 Series 12 issued by the Housing Finance Authority of Dade County, Florida. These bonds mature on May 1, 2035, and the current interest rate is 6.9% per annum.

In November 1999, Country Lakes entered into a loan agreement with a mortgage company and received proceeds in the amount of $1,800,000. Interest is payable monthly at the rate of 16% per annum, and principal payments of $25,000 per month begin in May 2000. This note matures in May 2001. Country Lakes also entered into an additional agreement with another financial institution for a term loan in the amount of $2,540,000. Interest on this loan is payable monthly at the rate of 13% per annum until the loan matures on July 1,2018.

In connection with the acquisition of Country Lake in November 1999, the Company assumed the liability of $6,255,000 in Multifamily Housing Revenue Bonds Series 1985C issued by the Housing Finance Authority of Palm Beach County, Florida. These bonds mature on July 1, 2027 and the current interest rate is 6% per annum.

The aggregate maturities of mortgage loans payable for the next five years are $3,017,361; $3,247,623; $159,180; $171,660; $185,140 and $31,267,240 thereafter.


                                 -- Page 57 --

NOTE 8 - NOTES PAYABLE:

Notes payable consist of the following:

                                        Dec. 31,  Dec. 31,   Nov. 30,  Nov. 30,
                                         1999      1998       2000      1999
                                                          (Unaudited)(Unaudited)
--------------------------------------------------------------------------------
9% installment  note payable secured
by the rights in Dallas/Glen  Hills
payable in monthly installments of
$6,772, including interest, maturing
in 2004                                 $263,166   $318,045  $221,674  $259,394

9% note payable in equal  installments
of $125,000 in January and July of 1999,
plus interest, secured by 150,000 shares
of the Company's common stock               --      250,000      --        --

9 1/2% loan payable on July 23, 2000     225,000       --        --     225,000

12% promissory note, payable December
11, 2001                                    --         --     165,000      --

9 1/2% notes payable, collateralized by
 receivables from Putnam, payable in
July 2000                                475,000       --     475,000   475,000
                                         --------  --------  --------  --------

10% note payable before December 31,
1999                                        --       15,000      --        --
                                         --------  --------  --------  --------
                                         963,166    583,045   861,674   959,394
Less: current maturities                 734,432    313,000   660,001   673,229
                                         --------  --------  --------  --------
                                        $228,734   $270,045  $201,673  $286,165
                                         --------  --------  --------  --------


The aggregate maturities of long-term debt, existing as of December 31, 1999, for the next five years are $734,432; $64,384; $70,423; $77,029 and $16,898, respectively.

NOTE 9 - CAPITALIZED LEASE OBLIGATIONS:

The Company is the lessee of office equipment with leases expiring in various years through 2002. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair market value of the asset. The assets are depreciated over their estimated productive lives. Accumulated depreciation of assets held under capitalized leases aggregated $23,840 and $14,687 as of December 31, 1999 and 1998, respectively. Accumulated depreciation of assets held under capitalized leases aggregated $31,006 and $21,853 as of November 30, 2000 and 1999, respectively.

Minimum future lease payments under capital leases as of December 31, 1999 and for each of the next four fiscal years and in the aggregate are:

2000                               $14,623
2001                                14,623
2002                                14,117
                                   -------
Total minimum lease payments        43,363
Less: amount representing interest  18,241
                                   -------
                                   $25,122

The  interest  rates  on  the   capitalized   leases  have  been  calculated  at
approximately 20% and were based on the lessors' implicit rate of return.

Certain of the capital leases provide for a bargain purchase option at the end of the lease.


                                 -- Page 58 --

NOTE 10 - MINORITY INTERESTS:

Three wholly-owned subsidiaries of the Company are the general partners of three separate limited partnership entities (see Note 1). The partnerships were established for the purpose of acquiring rental properties which are controlled and managed by the Company. For financial reporting purposes, the financial statements of the partnership entities are included in the Company's consolidated financial statements (see Note 2a). The minority interests represent the equity investment by the investor limited partners in the limited partnerships that own specific properties. Under the terms of the various partnership agreements, the limited partners are typically allocated 99% of the taxable income or loss. Cash flow from the partnership property is allocated 75% or more to the general partner, and residual value is allocated 80% or more to the general partner. Accordingly, all operating control of the property rests solely with the general partner. The limited partners' interests in the partnerships have been recorded as minority interest liabilities (net of offsets for the limited partners investment cost to be eligible for tax credits (see
Note 2k)).

NOTE 11 - SHAREHOLDERS' EQUITY:

The Company's authorized capital consists of 25,000,000 shares of common stock, $.001 par value and 5,000,000 shares of preferred stock, $.001 par value. During 1998, the Company received $275,357 in cash from the sale of 1,802,717 shares of its common stock.

In September 1998, the Company adopted the 1998 Employee Stock Option Plan (the "Plan"), which provides for the grant of options to purchase up to 750,000 shares of Company common stock. Options granted under this plan may be designated as incentive stock options and the exercise price of such options shall not be less than the fair market value on the date of grant. Options designated as non-incentive stock options may be granted at exercise prices, which are less than the fair market value. As of December 31, 1999, no options have been granted under this plan.

Also in September 1998, the Company adopted the Non-Executive Director Stock Plan (the "Director Plan"), which provides for the issuance of a maximum of 400,000 shares of common stock upon the exercise of options granted under this plan. The exercise price of options granted under the Director Plan shall be equal to the fair market value on the date of grant. As of December 31, 1999, no options have been granted under this plan.

In addition, the Company granted options to purchase 100,000 shares of common stock to an officer of the Company. These options, which were not granted under either of the plans described above, and were to be reflected under APB 25 (see
Note 2(o)), vest quarterly in the first year of the officer's employment and are exercisable at $1.00 per share. These options were cancelled in 2000, prior to the issuance of year end December 31, 1999 financial statements, when the officer's employment with the Company was terminated, as such proforma data as required by SFAS 123 is not provided.

During 1999, the Company sold 2.43 units, for $750,000 per unit, in a private offering of its preferred shares and received net proceeds in the amount of $1,618,855. Each unit consists of 30,000 shares of Series A 8% Cumulative
Convertible Redeemable Preferred Stock. The Series A Preferred stock is convertible at any time after 30 days from the date of the Closing of any underwritten public offering of the Company's common shares, at the option of the holder, into such number of shares as shall equal $25 divided by the conversion price, as defined. Redemption of the Series A Preferred stock is at the Company's option, upon 30 to 60 days notice to the holders, at a redemption price equal to $25 plus accrued and unpaid dividends. Quarterly dividends which accrue from the date of original issue are payable in cash when declared by the Company's Board of Directors. Dividends in arrears as of December 31, 1999, aggregated $2,285, and such amount has been included in the redemption value of the preferred stock.

During the 1999, the Company issued 24,998 shares of its common stock as payment for accrued liabilities in the amount of $24,998. The Company also issued 185,000 shares of its common stock to a note holder as consideration for an extension of the maturity date. These shares were valued at $1.00 per share and were recorded as additional interest expense.


                                 -- Page 59 --

NOTE 12 - INCOME TAXES:

The provision for income taxes consists of the following:

                       Dec. 31,  Dec. 31,   Nov. 30,  Nov. 30,
                         1999      1998       2000      1999
                                          (Unaudited)(Unaudited)
--------------------------------------------------------------------------------
Current tax expense .  $   --    $   --    $   --    $   --
Deferred tax expense:
Federal .............   242,750   296,000   237,035   240,129
State ...............    82,250   102,700    79,000    80,042
                       --------  --------  --------  --------
                       $325,000  $398,700  $316,035  $320,171
                       --------  --------  --------  --------


The following is a summary of the significant components of the Company's deferred tax assets and liabilities:

                              Dec. 31,   Dec. 31,   Nov. 30,  Nov. 30,
                               1999       1998       2000      1999
                                                 (Unaudited)  (Unaudited)
--------------------------------------------------------------------------------
Deferred asset:
Net operating loss .......... $    --    $      --     $      --    $      --
Deferred liability:
Conversion of accrual to cash  (903,400)    (578,400)   (1,219,435)    (898,571)
                              -----------  -----------  -----------  -----------
Net deferred liability ...... $(903,400) $  (578,400)  $(1,219,435) $  (898,571)
                              -----------  -----------  -----------  -----------


NOTE 13 - COMMITMENTS AND CONTINGENCIES:

(a)      Operating leases:

For the year ended December 31, 1998 and through April 1999, the Company occupied office space provided by an officer of the Company. The Company has recorded rent expense for this period at an estimated fair value of $500 per month, with a corresponding credit to additional paid-in capital.

On April 22, 1999, the Company entered into a three-year lease for office space. Rental payments under said lease are as follows:

2000       $37,445
2001       39,452
2002       13,373
           --------
           $90,270


(b)      Consulting Agreements:

The Company has entered into a five-year agreement with a corporate entity, which owns 1,612,000 shares of the Company's common stock, for services to be provided by an employee of this entity. This individual functions as the Chief Acquisition Officer, primarily responsible for identifying and consummating new acquisitions. Under the terms of the consulting agreement, which commenced August 1, 1998 and continues to July 31, 2003, the monthly fee is $15,000 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. This agreement is renewable annually upon expiration, at similar terms.


                                 -- Page 60 --

(c) Employment Agreements:

The Company has entered into a five-year employment agreement with an individual and a corporation controlled by him, for his services as Chief Executive Officer. The agreement commenced August 1, 1998 and continues to July 31, 2003. Under the terms of the agreement, the monthly compensation is $15,500 through December 31, 1998, with annual increases of not less than 5% effective in January of each year. The individual has chosen to have such payments made to the corporation.


(d) Operating Deficit Guarantees:

The Company, through its General Partner subsidiaries, is obligated to make loans to various Partnerships as is necessary to fund operating expenses, debt service payments, reserve and escrow accounts, capital improvements and maintenance expenses that occur during certain periods, as defined in the Partnership agreements. Such loans bear no interest and are repayable in accordance with the provisions of the Partnership Agreements.

The operating deficit guaranty of $150,000 in the Dallas/Glen Hills limited partnership was released in November of 2000.

In the TVMJG 1996 - Putnam Square limited partnership, the General Partner provided an operating deficit guaranty in an unlimited amount until break-even operations, defined in the partnership agreement as the date following the first three consecutive months in which cash revenue exceeds operational expenses. Upon breakeven, which occurred on September 1, 2000, the operating deficit guaranty is limited to $60,000. The guaranty is to be released five years after breakeven, or September 1, 2005.

In the Prairie Village/Elkhart limited partnership, the General Partner provided an operating deficit guaranty in an unlimited amount until break-even operations, defined in the partnership agreement as the date following any month for which revenues equal or exceed operating obligations. Upon breakeven, which occurred on March 1, 1999, the guaranty is limited to $120,000. The guaranty is to be released three years after Rental Achievement has been made. (Rental Achievement occurs after three months in which 1) the permanent financing phase has begun, 2) legal occupancy is secured for all units, and 3) at least 90% of the units are occupied.)


NOTE 14 - GAINS ON THE SALE OF ASSETS:

On June 30, 2000 the Company sold Briar Meadows and Royal Crest for a purchase price of $4.8 million to a group of holders (collectively, the "Investors") of certain preferred stock, warrants, options and promissory notes issued by the Company.

The two properties were sold for consideration of:

(a)  The Investors'  assumption of the mortgage  obligations on the  properties:
     $1.5 million for Briar Meadows and $1.2 million for Royal Crest, totaling $2.7 million;

(b) The Investors' surrender and release to Homes For America of all preferred stock, warrants, options and promissory notes issued to them by the Company, valued collectively at $3.3 million, and;

(c) Homes For America's issuing to the Investors a new promissory note in the amount of $1.2 million bearing interest at 9.5% per annum with a March 15, 2000 maturity date.

The Company reported a gain of $1,430,653 on the sale of the assets during the eleven month period ended November 30, 2000 (unaudited).


                                 -- Page 61 --

2. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR LAKE'S EDGE APARTMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED) AND FOR THE SIX MONTHS ENDED JUNE 30, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Shareholders
Homes for America Holdings, Inc.

We have audited the accompanying Statement of Revenue and Certain Expenses of Lakes Edge Apartments (the Property) as described in Note 2 for the year ended December 31, 1998. The Statement of Revenue and Certain Expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the Statement of Revenue and Certain Expenses based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the Statement of Revenue and Certain Expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenue and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. as described in Note 1, and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement of Revenue and Certain Expenses referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of the Property for the year ended December 31, 1998, in conformity with generally accepted accounting principles.



Rappaport, Steele & Company, P.C.
New York, New York
May 3, 2000



                                 -- Page 62 --

                              LAKES EDGE APARTMENTS

                   STATEMENTS OF REVENUE AND CERTAIN EXPENSES
                   ------------------------------------------



                                                                 January 1, 1999
                                        Year Ended                   Through
                                        December 31, 1998        June 30, 1999
--------------------------------------------------------------------------------
REVENUE
   Base Rents                           $   2,681,083             $ 1,441,969
   Total Reimbursements                        99,351                  55,938
                                        -------------            -------------
      Total Revenue                         2,780,434               1,497,907
                                        -------------            -------------
EXPENSES
  Property Operating and Maintenance       1,194,721                  568,959
  Real Estate Taxes                          318,579                  153,654
  Management Fees                            110,548                   60,071
  Insurance                                   38,094                   12,977
                                        -------------            -------------
    Total Expenses                         1,661,942                  795,661
                                        -------------            -------------
Revenue in Excess of Certain Expenses    $ 1,118,492               $  702,246
                                        -------------            -------------


See accompanying notes.


                                 -- Page 63 --

                              LAKES EDGE APARTMENTS
               NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
               ---------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. The accompanying statements are not representative of the actual operations of the property, as described in Note 2, for the periods presented nor indicative of future operations as certain expenses, primarily depreciation, amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Homes for America, Inc. in future operations of the property, have been excluded.

Revenue and Expense Recognition

Rental revenue is recognized as rent becomes due under the terms of the operating leases with tenants. Expenses are recognized in the period in which they are incurred.

Use of Estimates

The preparation of the statements of revenue and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the revenue and certain expenses during the reporting periods. Actual results could differ from these estimates.

Compiled Interim Statement

In the opinion of management, the interim financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal, recurring nature.


NOTE 2 - DESCRIPTION OF PROPERTY

The accompanying statements of revenue and certain expenses relate to the operations of Lakes Edge Apartments, an apartment complex with 400 units located in Miami, Florida. Lakes Edge Homes Holdings, Inc., acquired the property and related Florida Multifamily Housing Revenue Bonds on June 30, 1999 for approximately $14,025,000 from an unrelated party.


NOTE 3 - RENTALS

The property has entered into tenant leases that provide for tenants to pay monthly rent as defined in the lease. Garbage collection and cable are provided to tenants at no extra charge.


                                 -- Page 64 --

3. STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR COUNTRY LAKE APARTMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 (AUDITED) AND FOR THE TEN MONTHS ENDED OCTOBER 31, 1999 (UNAUDITED)
--------------------------------------------------------------------------------

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Shareholders
Homes for America Holdings, Inc.

We have audited the accompanying Statement of Revenue and Certain Expenses of Country Lake Apartments (the Property) as described in Note 2 for the year ended December 31, 1998. The Statement of Revenue and Certain Expenses is the responsibility of the Property's management. Our responsibility is to express an opinion on the Statement of Revenue and Certain Expenses based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Statement of Revenue and Certain Expenses is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures made in the Statement of Revenue and Certain Expenses. An audit also includes assessing the basis of accounting used and significant estimates made by management, as well as evaluating the overall presentation of the Statement of Revenue and Certain Expenses. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Statement of Revenue and Certain Expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission, for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. as described in Note 1, and is not intended to be a complete presentation of the Property's revenue and expenses.

In our opinion, the Statement of Revenue and Certain Expenses referred to above presents fairly, in all material respects, the revenue and certain expenses described in Note 1 of the Property for the year ended December 31, 1998, in conformity with generally accepted accounting principles.

Thomas Stephen & Company, LLP
South Lake, Texas
March 30, 2000


                                 -- Page 65 --

                            COUNTRY LAKE APARTMENTS
                   STATEMENTS OF REVENUE AND CERTAIN EXPENSES
                   ------------------------------------------


                                                               January 1, 1999
                                        Year Ended             Through
                                        December 31, 1998      October 31, 1999
--------------------------------------------------------------------------------
REVENUE
     Base rents                         $   1,420,960            $   1,237,091
     Tenant reimbursements                     54,716                   74,541
                                        -------------            -------------
        Total revenue                       1,475,676                1,311,632
                                        -------------            -------------
EXPENSES
     Property operating and maintenance       514,718                  431,191
     Real estate taxes                        158,421                  139,650
     Management fee                            57,413                   51,609
     Insurance                                 15,362                    9,549
                                        -------------            -------------
        Total expenses                        745,914                  631,999
                                        -------------            -------------

Revenue in excess of certain expenses    $    729,762            $     679,633
                                        -------------            -------------

                             See accompanying notes




                                 -- Page 66 --

               NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES
               ---------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements of revenue and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in a Current Report on Form 8-K of Homes for America Holdings, Inc. The accompanying statements are not representative of the actual operations of the property, as described in Note 2, for the periods presented nor indicative of future operations as certain expenses, primarily depreciation, amortization and interest expense, which may not be comparable to the expenses expected to be incurred by Homes for America, Inc. in future operations of the property, have been excluded.

Revenue and Expense Recognition

Rental revenue is recognized as rentals become due under the terms of operating leases with tenants. Expenses are recognized in the period in which they incurred.

Use  of Estimates

The preparation of the statements of revenue and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the revenue and certain expenses during the reporting periods. Actual results could differ from these estimates.

Unaudited Interim Statement

In the opinion of management, the interim financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal, recurring nature.

NOTE 2 - DESCRIPTION OF PROPERTY

The accompanying statements of revenue and certain expenses relate to the Operations of County Lakes Apartments, an apartment complex with 192 units located in West Palm Beach, Florida. Country Lake-Homes Holdings, Inc., acquired the property and related Florida Multifamily Housing Revenue Bonds on November 9, 1999 for approximately $10,100,000 from an unrelated party.


NOTE 3 - RENTALS

The property has entered into tenant leases that provide for tenants to pay monthly rent as defined in the lease. Garbage collection and cable are provided to tenants by the property.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES

Pursuant to the property management agreement in effect during 1998, an affiliate of the owner was retained to operate, manage, and lease the property. For the year ended December 31, 1998 management fees earned and paid were $51,609 which represented 4% of collected revenues.


                                 -- Page 67 --

4. UNAUDITED STATEMENTS OF REVENUE AND CERTAIN EXPENSES FOR THE LAKE CRYSTAL APARTMENTS PROPOSED ACQUISITION FOR THE YEAR ENDED DECEMBER 31, 1999 AND THE ELEVEN MONTHS ENDED NOVEMBER 30, 2000.
--------------------------------------------------------------------------------

Introduction to Statements of Revenue and Expenses
--------------------------------------------------

Lake Crystal Apartments is a proposed acquisition of Homes For America Holdings. The 640-unit property is located in West Palm Beach, Florida and consists of two phases, one with 304 market rate units and the other with 336 affordable housing units. Purchase and sale agreements for each phase were signed on November 15, 2000.


                                 -- Page 68 --

                      LAKE CRYSTAL APARTMENTS STATEMENTS OF
                    REVENUE AND CERTAIN EXPENSES (UNAUDITED)
                    ----------------------------------------


                                                                January 1, 2000
                                        Year Ended                  Through
                                        December 31, 1999      November 30, 2000
--------------------------------------------------------------------------------
REVENUE
   Rental Income                          $ 3,997,372             $ 3,958,182
                                        -------------            -------------
      Total Revenue                         3,997,372               3,958,182
                                        -------------            -------------
EXPENSES
  Property Operating and Maintenance       1,648,029                2,361,523
  Real Estate Taxes                          485,277                  480,872
  Management Fees                            159,894                  158,327
  Insurance                                   93,861                   80,855
                                        -------------            -------------
    Total Expenses                         2,387,061                3,081,577
                                        -------------            -------------
Revenue in Excess of Certain Expenses    $ 1,610,311               $  876,605
                                        -------------            -------------


See accompanying notes.



                                 -- Page 69 --

                             LAKE CRYSTAL APARTMENTS
         NOTES TO STATEMENTS OF REVENUE AND CERTAIN EXPENSES (UNAUDITED)
         ---------------------------------------------------------------


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying statements are based on unaudited information provided by the Okeechobee Investment, LLC and Lakeview Investment Partnership, the owners of the market rate and affordable housing phases, respectively. The statements are not necessarily indicative of actual or future results of operations.

Revenue and Expense Recognition

Rental revenue is recognized as rent becomes due under the terms of the operating leases with tenants. Expenses are recognized in the period in which they are incurred.


Use of Estimates

The preparation of the statements of revenue and certain expenses in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the revenue and certain expenses during the reporting periods. Actual results could differ from these estimates.


Compiled Interim Statement

In the opinion of management, the interim financial statement reflects all adjustments necessary for a fair presentation of the results of the interim period. All such adjustments are of a normal, recurring nature.


NOTE 2 - RENTALS

The property has entered into tenant leases that provide for tenants to pay monthly rent as defined in the lease. Garbage collection and cable are provided to tenants at no extra charge.


                                 -- Page 70 --

5. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 1998
--------------------------------------------------------------------------------

Introduction to the Pro Forma Statements of Operations
------------------------------------------------------

The Pro Forma  statement  for the year ended  December  31,  1998  reflects  the
Company's results of operations on a pro forma basis, assuming the Briar Meadows, Prairie Village, and Lakes Edge acquisitions were completed effective January 1, 1998. The statement, in management's opinion, reflects all adjustments  necessary  for  a  fair  presentation  of  the  results.



                                 -- Page 71 --

                        Homes For America Holdings, Inc.
                        Pro Forma Statement of Operations
                    Year Ended December 31, 1998 (Unaudited)
                    ----------------------------------------




                                  As Reported      Briar         Prairie       Lakes             Adjustments           Pro Forma
                                    12/31/98      Meadows        Village       Edge           DR            CR          12/31/98
                                  -----------   ------------  ------------  ------------  -----------   ------------  ------------

Revenues
Rental Income                     $ 2,400,036      $609,174     $ 578,514   $ 2,771,455             -             -   $ 6,359,179
R.E. Development Fees               1,722,211             0             0                           -             -     1,722,211
Interest Income                        56,398             0             0                           -             -        56,398
Other Income                           55,222        18,000         6,500                           -             -        79,722
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------
Total Income                        4,233,867       627,174       585,014     2,771,455             -             -     8,217,510
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------

Expenses
Administrative Expenses (Note 1a)   1,227,421       127,047        72,000       645,225             -      $ 29,667     2,042,026
Maint. & Oper. Expenses (Note 1b)     332,947        71,650       125,526       338,475             -        33,926       834,672
Utilities                             554,915        96,000        50,000       363,981             -             -     1,064,896
Taxes and Insurance                   201,506        56,400        86,500       384,232             -             -       728,638
Interest Expenses                     558,293        89,813       220,536     1,848,591             -             -     2,717,233
Depreciation & Amortization           415,665        47,580        38,316       693,939             -             -     1,195,500
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------
Total Expenses                      3,290,747       488,490       592,878     4,274,443             -        63,593     8,582,965
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------
Income Before Minority                943,120       138,684        (7,864)   (1,502,988)            -             -      (429,048)
Minority Int. In Net Loss             243,503      (137,297)        7,785     1,487,958             -             -     1,601,949
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------
Income Before Prov. Inc. Tax.       1,186,623         1,387           (79)      (15,030)            -             -     1,172,901
Provision For Inc. Tax                398,700           466           (27)       (5,050)            -             -       394,089
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------
Net Income                          $ 787,923         $ 921         $ (52)       (9,980)            -             -     $ 778,812
                                  ------------  ------------  ------------  ------------  -----------   ------------  ------------



                                 -- Page 72 --

        NOTES TO PRO FORMA FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
        ---------------------------------------------------------------

NOTE 1 - ADJUSTMENTS:

(a)  Administrative Expenses

The pro forma statement contains an adjustment of $29,667 to reflect the elimination of intercompany management expenses.

(b)  Maintenance and Operating Expenses

The pro forma statement contains an adjustment of $33,926 to reflect the elimination of intercompany operations expenses.



                                 -- Page 73 --

6. PRO FORMA STATEMENT OF OPERATIONS FOR THE COMPANY FOR THE ELEVEN MONTHS ENDED NOVEMBER 30, 1999
--------------------------------------------------------------------------------

Introduction to the Pro Forma Statements of Operations
------------------------------------------------------

The Pro Forma statement for the eleven month period ended November 30, 1999 reflects the Company's results of operations on a pro forma basis, assuming that the Lake Crystal acquisition was completed on January 1, 1999. The statement, in management's opinion, reflects all adjustments necessary for a fair presentation of the results.



                                 -- Page 74 --

                        Homes For America Holdings, Inc.
                        Pro Forma Statement of Operations
                Eleven Months Ended November 30, 1999 (Unaudited)
                -------------------------------------------------




                                As Reported        Lake              Adjustments                 Pro Forma
                                11/30/99          Crystal        DR              CR              11/30/99
                                ------------    ------------    ------------    ------------    ------------
Revenues
Rental Income                   $ 4,979,271     $ 3,664,257       $       -       $       -     $ 8,643,528
R.E. Development Fees               595,674               -               -               -         595,674
Interest Income                      97,922               -               -               -          97,922
Other Income                        766,210               -               -               -         766,210
Gain on Sale of Bonds               825,000               -               -               -         825,000
                                ------------    ------------    ------------    ------------    ------------
Total Income                      7,264,077       3,664,257               -               -      10,928,334
                                ------------    ------------    ------------    ------------    ------------
Expenses
Administrative Expenses (Note 1a) 1,955,360         211,334               -        $146,569       2,020,125
Maint. & Oper. Expenses             881,215       1,033,041               -               -       1,914,256
Utilities                           770,652         266,318               -               -       1,036,970
Taxes and Insurance                 522,452         530,876               -               -       1,053,328
Interest Expenses                 1,389,832       1,384,495               -               -       2,774,327
Depreciation & Amortization       1,001,340         937,298               -               -       1,938,638
                                ------------    ------------    ------------    ------------    ------------
Total Expenses                    6,520,851       4,363,362               -         146,569      10,737,644
                                ------------    ------------    ------------    ------------    ------------
Income Before Minority              743,226        (699,105)              -               -         190,690
Minority Int. In Net Loss           171,550               -               -               -         171,550
                                ------------    ------------    ------------    ------------    ------------
Income Before Prov. Inc. Tax.       914,776        (699,105)              -               -         362,240
Provision For Inc. Tax              320,171               -               -               -         320,171
                                ------------    ------------    ------------    ------------     -----------
Net Income                        $ 621,605      $ (699,105)      $       -       $       -       $  42,069
                                ------------    ------------    ------------    ------------    ------------


                                 -- Page 75 --

        NOTES TO PRO FORMA FINANCIAL STATEMENTS AS OF DECEMBER 31, 1998
        ---------------------------------------------------------------

NOTE 1 - ADJUSTMENTS:

(a)  Administrative Expenses

The pro forma statement contains an adjustment of $$146,569 to reflect the elimination of intercompany management expenses.


                                 -- Page 76 --

                                    PART III
================================================================================

1.   INDEX TO EXHIBITS
--------------------------------------------------------------------------------

3.1*
    Articles of Incorporation

3.2**
    Amended and Restated By-Laws

10.1*
    Amended  and  Restated   Agreement  of  Limited Partnership of Dallas/Glen
    Hills,   L.P dated as of March 27, 1997.

10.2*
    Capital Note dated March 27, 1997 of Related Corporate partners V, L.P.

10.3*
    Promissory Note dated March 21, 1997 of Glen Hills Homes for America, Inc.

10.4*
    Promissory Note dated February 8, 1996 for a loan to Dallas/Glen Hills, L.P. from Hanover Capital Mortgage Corporation.

10.5*
    Dallas/Glen Hills, L.P. First Amendment to Amended and Restated Agreement of Limited Partnership.

10.6*
    First Amendment to TVMJG 1996 - Putnam Square Limited Partnership Second Amended and Restated Agreement of Limited Partnership.

10.6.1*
    First Amendment to Certification and Agreement dated September 29, 1997.

10.6.2*
    First Amendment to Partnership Administration Services Agreement dated September 29, 1997.

10.6.3*
    Promissory Note dated April 26, 1996 between TVMJG 1996 - Putnam Square Limited Partnership and Donald Snyder.

10.6.4*
    First Amendment to Commercial Promissory Note between TVMJG 1996 - Putnam Square Limited Partnership and Joseph Gall.

10.7*
    Agreement   of   Purchase   and  Sale   dated   March  28,   1997   between
    Prairie-Middlebury Associates and the Company.

10.7.1*
    Assignment of Agreement of Purchase and Sale dated July 24, 1997,  amending
    an  Agreement   of  Purchase  and  Sale  dated  March  28,  1997,   between
    Prairie-Middlebury Associates and the Company.

10.7.2*
    Amended and Restated Agreement of Limited Partnership of Middlebury Elkhart, L.P. dated December 1, 1998.

10.7.3
    Amendment to Amended and Restated Agreement of Limited Partnership of Middlebury Elkhart, L.P. dated December 15, 2000.

10.8*
    Agreement of Purchase and Sale by and between BRE-N, Inc. and the Company dated July 13, 1998.


                                 -- Page 77 --

10.9*
    Contract of Sale dated November 2, 1998 between Legato Investments, Inc. and the Company.

10.9.1*
    Assignment   of  Contract   of  Sale  dated   December   1998   between
    Arlington/Homes For America, Inc. and the Company.

10.10*
    Agreement of Purchase and Sale by and between the Company and William C. Mannix, DBA Mannix, Inc.

10.11*
    Property Purchase Agreement dated March 24, 1999 between Lake's Edge Partners, L.P. and Lakes Edge-Homes Holdings, Inc.

10.12*
    Promissory Note dated July 29, 1998 between the Company and William Kaplovitz, Jr.

10.13*
    Consulting   Agreement  dated  August  1,  1998  between  the  Company  and
    International Business & Realty Consultants, L.L.C.

10.14*
    Employment Agreement dated August 1, 1998 between the Company and Mr. Robert A. MacFarlane.

10.15*
    Promissory  Note  dated June 23,  1999  between  the  Company  and  William
    Marovitz.

10.16*
    Promissory  Note  dated June 28,  1999  between  the  Company  and  William
    Kaplovitz.

10.17*
    Promissory Note dated March 3, 1999 between the Company and Actrade Capital, Inc.

10.18*
    Joint Venture Agreement between the Company and MasterBuilt, Inc.

10.19*
    Convertible Promissory Note.

10.20*
     Purchase and Sale Agreement between the Company and Villa Americana Associates, Ltd., dated September 23, 1999

10.21*
     Assignment and Assumption Agreement between the Company and Parkside Associates, Inc. (et. al.), dated October 26, 1999.

10.22**
    Agreement of Purchase and Sale between the Company and Sherwood Glen Willows Apartments Real Estate, LP.

10.23**
    Private Placement Memorandum dated December 9, 1999.

10.24**
    Agreement Between the Company and Investors dated June 30, 2000.

10.25**
    Agreement of Purchase and Sale Between the Company and Amherst Gardens Associates dated October 15, 2000.

10.26
    Agreement of Purchase and Sale Between the Company and Lakeview Investment Partnership dated November 15, 2000.


                                 -- Page 78 --

10.27
    Agreement of Purchase and Sale Between the Company and Okeechobee Investment, LLC dated November 15, 2000.

10.28
    Agreement of Purchase and Sale Between the Company and Seven Oaks Apartments dated December 14, 2000.

10.29
    Agreement of Purchase and Sale Between the Company and Hunt/Hill Partnership dated December 15, 2000.

16
   Letter on Change in Certifying Accountant.

21
    List of Subsidiaries.

27.1
    Financial Data Schedule for the 12 Months Ended December 31, 1999.

27.2
    Financial Data Schedule for the 11 Months Ended November 30, 2000.

----------
* Previously filed as exhibits to Amendment No. 1 to this Form 10-SB. ** Previously filed as exhibits to Amendment No. 2 to this Form 10-SB.



                                 -- Page 79 --

                                    PART IV
================================================================================


1.   SIGNATURE PAGE
--------------------------------------------------------------------------------

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                    Homes For America Holdings, Inc.
                    --------------------------------
                    (Registrant)


                    By:    /s/ Robert A. MacFarlane
                    --------------------------------
                    Name:  Robert A. MacFarlane
                    Title: President


                    February 28, 2001
                    --------------------------------
                    Dated:




                                 -- Page 80 --